                                2
                                                INTERIM REPORT

                                                          For the six months ended
                                                             June 30, 2010

CONSOLIDATED BALANCE SHEETS

as at June 30, 2010 and December 31, 2009
(unaudited – US$ millions)

	2010	2009(1)
Assets Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $91.4; 2009 – $78.9)	1,423.0	1,251.6
Accounts receivable and other	2,045.2	1,855.4
Recoverable from reinsurers (including recoverables on paid losses – $244.1; 2009 – $255.1)	4,208.2	3,809.1
	7,676.4	6,916.1
Portfolio investments Subsidiary cash and short term investments (cost $2,739.6; 2009 – $3,230.6)	2,745.5	3,244.8
Bonds (cost $12,047.6; 2009 – $10,742.0)	12,302.7	10,918.3
Preferred stocks (cost $472.6; 2009 – $292.4)	474.2	292.8
Common stocks (cost $3,245.7; 2009 – $4,040.4)	3,744.2	4,853.1
Investments, at equity (fair value $699.0; 2009 – $646.2)	544.7	475.4
Derivatives and other invested assets (cost $293.5; 2009 – $122.5)	732.0	142.7
Assets pledged for short sale and derivative obligations (cost $585.7; 2009 – $149.2)	599.5	151.5
	21,142.8	20,078.6
Deferred premium acquisition costs	365.2	332.3
Future income taxes	271.8	318.7
Premises and equipment	204.9	168.6
Goodwill and intangible assets	926.2	438.8
Other assets	176.3	149.7
	30,763.6	28,402.8
Liabilities Subsidiary indebtedness	6.8	12.1
Accounts payable and accrued liabilities	1,112.7	1,202.2
Income taxes payable	113.8	70.9
Short sale and derivative obligations (including at the holding company – $43.2; 2009 – $8.9)	114.6	57.2
Funds withheld payable to reinsurers	399.0	354.9
	1,746.9	1,697.3
Provision for claims	15,870.8	14,747.1
Unearned premiums	2,212.7	1,920.1
Long term debt – holding company borrowings	1,452.1	1,236.9
Long term debt – subsidiary company borrowings	924.8	891.3
Other long term obligations – holding company	170.6	173.5
	20,631.0	18,968.9
Contingencies (note 9) Equity Common shareholders’ equity	7,863.4	7,391.8
Preferred stock	410.3	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,273.7	7,619.0
Non-controlling interests	112.0	117.6
Total equity	8,385.7	7,736.6
	30,763.6	28,402.8

(1)	Refer to note 2 for impact of new accounting policies.

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS

for the three and six months ended June 30, 2010 and 2009
(unaudited – US$ millions except per share amounts)

	Second quarter		First six months
	2010	2009(1)	2010	2009(1)
Revenue Gross premiums written	1,341.1	1,299.2	2,673.2	2,646.7
Net premiums written	1,116.0	1,115.3	2,210.7	2,231.3
Net premiums earned	1,107.0	1,090.5	2,171.3	2,211.0
Interest and dividends	195.7	184.5	378.4	355.6
Net gains on investments	388.7	330.0	804.3	177.0
Other revenue	120.3	130.5	262.1	271.3
	1,811.7	1,735.5	3,616.1	3,014.9
Expenses Losses on claims	770.8	749.8	1,642.8	1,550.7
Operating expenses	232.7	193.4	452.8	396.9
Commissions, net	178.9	178.2	344.7	350.0
Interest expense	46.1	37.7	91.6	76.3
Other expenses	125.2	132.8	262.3	267.9
	1,353.7	1,291.9	2,794.2	2,641.8
Earnings from operations before income taxes	458.0	443.6	821.9	373.1
Income taxes	133.5	122.1	207.2	91.2
Net earnings	324.5	321.5	614.7	281.9
Attributable to:
Shareholders of Fairfax	325.2	275.4	614.6	215.0
Non-controlling interests	(0.7)	46.1	0.1	66.9
	324.5	321.5	614.7	281.9
Net earnings per share	$15.55	$15.65	$29.64	$12.09
Net earnings per diluted share	$15.49	$15.56	$29.52	$12.02
Cash dividends paid per share	$–	$—	$10.00	$8.00
Shares outstanding (000) (weighted average)	20,547	17,466	20,374	17,475

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for the three and six months ended June 30, 2010 and 2009
(unaudited – US$ millions)

	Second quarter		First six months
	2010	2009(1)	2010	2009(1)
Net earnings	324.5	321.5	614.7	281.9
Other comprehensive income (loss), net of income taxes Change in net unrealized gains (losses) on available for sale securities(2)	(287.3)	828.4	27.7	365.8
Reclassification of net realized (gains) losses to net earnings(3)	(16.0)	(22.7)	(202.8)	158.4
Change in unrealized foreign currency translation gains (losses)(4)	(64.6)	95.6	33.5	77.8
Change in gains and losses on hedge of net investment in foreign subsidiary(5)	28.6	(4.9)	15.9	(5.1)
Other comprehensive income (loss), net of income taxes	(339.3)	896.4	(125.7)	596.9
Comprehensive income (loss)	(14.8)	1,217.9	489.0	878.8
Attributable to:
Shareholders of Fairfax	(14.1)	1,065.1	488.9	762.3
Non-controlling interests	(0.7)	152.8	0.1	116.5
	(14.8)	1,217.9	489.0	878.8

(1)	Refer to note 2 for impact of new accounting policies.
(2)	Net of income tax recovery of $129.6 (2009 – income tax expense of $380.4) and income tax expense of $8.6 (2009 – $155.7) for the second quarter and six months of 2010, respectively.
(3)
Net of income tax expense of $13.7 (2009 – income tax recovery of $10.2) and income tax recovery of $72.5 (2009 – income tax expense of $50.2) for the second quarter and six months of 2010, respectively.

(4)	Net of income tax expense of $14.7 (2009 – income tax recovery of $13.1) and $32.6 (2009 – income tax recovery of $17.4) for the second quarter and six months of 2010, respectively.
(5)	Net of income tax recovery of nil (2009 – $1.9) and nil (2009 – $2.0) for the second quarter and six months of 2010, respectively.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the six months ended June 30, 2010 and 2009
(unaudited – US$ millions)

	2010	2009(1)
Common stock – Subordinate voting shares – beginning of period	3,054.8	2,121.1
Issuances during the period	199.8	—
Purchases for cancellation	(1.2)	(3.6)
Subordinate voting shares – end of period	3,253.4	2,117.5
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	3,257.2	2,121.3
Treasury shares (at cost) – beginning of period	(28.7)	(22.7)
Net acquisitions	(2.9)	(3.4)
Treasury shares (at cost) – end of period	(31.6)	(26.1)
Retained earnings – beginning of period	3,468.8	2,871.9
Net earnings for the period	614.6	215.0
Excess over stated value of common shares purchased for cancellation	(1.5)	(3.2)
Common share dividends	(200.8)	(140.8)
Preferred share dividends	(10.7)	(3.8)
Retained earnings – end of period	3,870.4	2,939.1
Accumulated other comprehensive income (loss) – beginning of period	893.1	(107.8)
Application of the equity method of accounting	–	36.9
Other comprehensive income (loss), net
of income taxes:
Change in net unrealized gains (losses) on available for sale securities	27.7	322.1
Reclassification of net realized (gains) losses to net earnings	(202.8)	149.9
Change in unrealized foreign currency translation gains (losses)	33.5	80.4
Change in gains and losses on hedge of net investment in foreign subsidiary	15.9	(5.1)
Other comprehensive income (loss), net of income taxes	(125.7)	547.3
Accumulated other comprehensive income – end of period	767.4	476.4
Common shareholders’ equity	7,863.4	5,510.7
Preferred stock – Series A – beginning and end of period	–	38.4
Series B – beginning and end of period	–	64.1
Series C – beginning and end of period	227.2	—
Series E – beginning of period	–	—
Issuances during the period	183.1	—
Series E – end of period	183.1	—
Preferred stock	410.3	102.5
Shareholders’ equity attributable to shareholders of Fairfax	8,273.7	5,613.2
Non-controlling interests – beginning of period	117.6	1,382.8
Net earnings for the period	0.1	66.9
Application of the equity method of accounting	–	5.9
Other comprehensive income (loss), net of income taxes:
Change in net unrealized gains (losses) on available for sale securities	–	43.7
Reclassification of net realized (gains) losses to net earnings	–	8.5
Change in unrealized foreign currency translation gains (losses)	–	(2.6)
Other comprehensive income (loss), net of income taxes	–	49.6
Common share dividends	–	(5.0)
Net changes in capitalization	(4.8)	(454.0)
Other	(0.9)	(20.1)
Non-controlling interests – end of period	112.0	1,026.1
Total equity	8,385.7	6,639.3

(1)	Refer to note 2 for impact of new accounting policies.

	2010	2009
Number of shares outstanding Common stock – Subordinate voting shares – beginning of period	19,240,100	16,738,055
Issuances during the period	563,381	—
Purchases for cancellation	(7,900)	(28,700)
Net treasury shares (acquired) reissued	2,584	(14,341)
Subordinate voting shares – end of period	19,798,165	16,695,014
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – end of period	20,546,935	17,443,784
Preferred stock – Series A – beginning and end of period	–	2,250,000
Series B – beginning and end of period	–	3,750,000
Series C – beginning and end of period	10,000,000	—
Series E – beginning of period	–	—
Issuances during the period	8,000,000	—
Series E – end of period	8,000,000	—

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and six months ended June 30, 2010 and 2009
(unaudited – US$ millions)

	Second quarter		First six months
	2010	2009	2010	2009
Operating activities Net earnings	324.5	321.5	614.7	281.9
Amortization of premises and equipment and intangible assets	11.5	9.4	21.3	16.4
Net bond discount amortization	(10.5)	(10.7)	(16.8)	(13.7)
Earnings on investments, at equity	(9.2)	(5.1)	(18.1)	(4.0)
Future income taxes	51.6	75.7	47.1	3.0
Net (gains) losses on available for sale securities	(114.7)	(9.7)	(388.9)	229.8
Other net gains on investments	(274.0)	(320.3)	(415.4)	(406.8)
	(20.8)	60.8	(156.1)	106.6
Changes in operating assets and liabilities (note 15)	(88.3)	(48.5)	(55.3)	(702.9)
Cash provided by (used in) operating activities	(109.1)	12.3	(211.4)	(596.3)
Investing activities Net (purchases) sales of assets and liabilities classified as held for trading	(26.1)	(68.7)	(167.0)	174.2
Net sales (purchases) of securities designated as held for trading	450.0	(85.6)	545.7	(677.2)
Available for sale securities – purchases	(2,196.0)	(1,727.7)	(2,516.1)	(5,762.0)
– sales	2,320.1	1,959.3	3,736.1	6,833.7
Net decrease in restricted cash and cash equivalents	34.6	10.3	33.5	92.9
Net (purchases) sales of investments, at equity	(10.3)	0.7	(31.1)	(54.8)
Net purchases of premises and equipment and intangible assets	(10.6)	(3.4)	(19.1)	(8.9)
Purchase of subsidiaries, net of cash acquired	(1,050.8)	—	(1,050.8)	(571.5)
Cash provided by (used in) investing activities	(489.1)	84.9	531.2	26.4
Financing activities Subsidiary indebtedness Issuances	3.7	—	6.0	1.7
Repayment	(8.1)	(9.7)	(11.4)	(15.7)
Long term debt – holding company Issuance	269.6	—	269.6	—
Issuance costs	(1.8)	—	(1.8)	—
Repayment	–	—	–	(12.8)
Long term debt – subsidiary companies Issuance costs	(3.3)	—	(3.3)	—
Repayment	(13.4)	(0.4)	(13.8)	(0.5)
Other long term obligations – holding company repayment	(1.4)	(6.9)	(2.9)	(8.3)
Net repurchases of subsidiary securities	(0.7)	(66.9)	(4.3)	(66.9)
Subordinate voting shares Issuances	–	—	200.0	—
Issuance costs	–	—	(0.3)	—
Repurchases	–	(4.6)	(2.7)	(6.8)
Preferred shares Issuances	–	—	187.6	—
Issuance costs	–	—	(6.2)	—
Purchase of shares for treasury	(16.0)	(5.1)	(16.0)	(5.1)
Common share dividends	–	—	(200.8)	(140.8)
Preferred share dividends	(5.7)	(2.1)	(10.7)	(3.8)
Dividends paid to non-controlling interests	–	(2.5)	–	(5.0)
Cash provided by (used in) financing activities	222.9	(98.2)	389.0	(264.0)
Foreign currency translation	(36.8)	72.3	(41.2)	32.6
Increase (decrease) in cash and cash equivalents	(412.1)	71.3	667.6	(801.3)
Cash and cash equivalents – beginning of period	3,236.6	1,653.1	2,156.9	2,525.7
Cash and cash equivalents – end of period	2,824.5	1,724.4	2,824.5	1,724.4
Cash and cash equivalents are included
in the consolidated balance sheet as follows:
Holding company cash and short term investments (including assets pledged for short sale and derivative obligations)	457.4	173.3	457.4	173.3
Subsidiary cash and short term investments	2,409.9	1,573.4	2,409.9	1,573.4
Subsidiary restricted cash and short term investments	(42.8)	(22.3)	(42.8)	(22.3)
	2,824.5	1,724.4	2,824.5	1,724.4
Supplementary information Interest paid	65.0	63.8	88.7	74.7
Taxes paid	69.7	117.3	146.7	685.1

See accompanying notes.

Notes to Consolidated Financial Statements for the three and six months ended June 30, 2010 and 2009 (unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2009. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2009 except as described in note 2, but they do not include all disclosures normally provided in annual financial statements prepared in accordance with Canadian GAAP.

The holding company is a financial holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore makes a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments and long term debt, to provide additional insight into the company’s liquidity, financial leverage and capital structure.

2.   Summary of Significant Accounting Policies

Subsequent to June 30, 2010

On July 15, 2010, the company exercised rights it had acquired and fulfilled certain obligations pursuant to a standby purchase agreement which resulted in the purchase by the company and its affiliates of 16,144,861 common shares of Fibrek Inc. (“Fibrek”) for cash consideration of $15.7, that when aggregated with common shares already owned by the company and its affiliates represented approximately 25.8% of the total common shares of Fibrek outstanding. Accordingly, the company will commence recording its investment in the common shares of Fibrek on the equity method of accounting on a prospective basis in the third quarter of 2010.

Six Months Ended June 30, 2010

Application of the equity method of accounting

In connection with its participation in the recapitalization of MEGA Brands Inc. (“MEGA”), the company received newly issued common shares, warrants and debentures of MEGA, as consideration for an additional investment in MEGA and for the cancellation of a convertible debenture which the company had acquired in August 2008. Immediately following the receipt of the recapitalization proceeds, the company sold a portion of the newly issued common shares, warrants and debentures of MEGA to a third party and determined that its remaining 16.5% interest in MEGA combined with its responsibility pursuant to the recapitalization agreement to represent the holders of the newly issued debentures through the nomination of three members to MEGA’s board of directors, effectively resulted in the company being deemed to exercise significant influence over MEGA. Accordingly, on March 31, 2010, the company commenced recording its investment in the common shares of MEGA on the equity method of accounting on a prospective basis.

Changes in accounting policies

Effective January 1, 2010, the company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations (“Section 1582”), Section 1601, Consolidated Financial Statements (“Section 1601”) and Section 1602, Non-Controlling Interests (“Section 1602”).

Section 1582 (equivalent to IFRS 3 “Business Combinations”) retained the fundamental requirements of previous guidance to identify an acquirer, to use the acquisition method of accounting for each business combination and requires that the identifiable assets acquired, liabilities assumed and any contingent consideration issued in a business combination be measured at fair value at the date of acquisition. Subsequent changes in the fair value of contingent consideration accounted for as a financial liability and any future adjustments to income tax estimates are recorded in net earnings. Share consideration issued by the acquirer is measured at fair value at the acquisition date and the acquirer is required to expense acquisition-related costs as incurred. A non-controlling interest may be measured at fair value or at the proportionate share of identifiable net assets acquired. Under previous Canadian GAAP, a non-controlling interest was recorded at the proportionate share of the carrying value of the acquiree.

Section 1601 carried forward existing guidance on aspects of the preparation of consolidated financial statements subsequent to the acquisition date other than those pertaining to a non-controlling interest. Section 1602 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination and requires: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net earnings and other comprehensive income attributable to the parent and to a non-controlling interest to be clearly identified and presented on the consolidated statements of earnings and comprehensive income respectively; and changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control to be accounted for as an equity transaction.

The company has elected to early adopt these Handbook Sections, effective January 1, 2010. In accordance with the transitional provisions, these Handbook Sections were applied on a prospective basis, with the exception of the presentation and disclosure requirements for non-controlling interests which must be applied retrospectively. The adoption of these Handbook Sections did not have a significant impact on the company’s consolidated financial statements other than the reclassifications of non-controlling interests as described above.

3.   Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	June 30, 2010					December 31, 2009
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value
Holding company:
Cash and short term investments	432.4	30.0	–	–	462.4	115.4	227.5	28.5	—	371.4
Cash and short term investments pledged for short sale and derivative obligations	25.0	66.4	–	–	91.4	24.5	30.0	24.4	—	78.9
Bonds	–	264.0	234.4	–	498.4	—	368.5	34.7	—	403.2
Preferred stocks	–	37.0	–	–	37.0	—	64.8	—	—	64.8
Common stocks	–	3.0	189.5	–	192.5	—	1.7	234.1	—	235.8
Derivatives	141.3	–	–	–	141.3	97.5	—	—	—	97.5
	598.7	400.4	423.9	–	1,423.0	237.4	692.5	321.7	—	1,251.6
Short sale and derivative obligations	(43.2)	–	–	–	(43.2)	(8.9)	—	—	—	(8.9)
	555.5	400.4	423.9	–	1,379.8	228.5	692.5	321.7	—	1,242.7
Portfolio investments:
Cash and short term investments	2,409.9	271.7	63.9	–	2,745.5	2,093.3	803.8	347.7	—	3,244.8
Bonds	–	6,998.4	5,304.3	–	12,302.7	—	6,628.2	4,290.1	—	10,918.3
Preferred stocks	–	438.8	35.4	–	474.2	—	261.1	31.7	—	292.8
Common stocks	–	166.0	3,578.2	–	3,744.2	—	90.4	4,762.7	—	4,853.1
Investments, at equity	–	–	–	544.7	544.7	—	—	—	475.4	475.4
Derivatives	701.2	–	–	–	701.2	127.7	—	—	—	127.7
Other invested assets	–	–	–	30.8	30.8	—	—	—	15.0	15.0
	3,111.1	7,874.9	8,981.8	575.5	20,543.3	2,221.0	7,783.5	9,432.2	490.4	19,927.1
Assets pledged for short sale and
derivative obligations:
Cash and short term investments	–	10.0	–	–	10.0	—	4.6	—	—	4.6
Bonds	–	292.7	296.8	–	589.5	—	84.1	62.8	—	146.9
	–	302.7	296.8	–	599.5	—	88.7	62.8	—	151.5
	3,111.1	8,177.6	9,278.6	575.5	21,142.8	2,221.0	7,872.2	9,495.0	490.4	20,078.6
Short sale and derivative obligations	(71.4)	–	–	–	(71.4)	(48.3)	—	—	—	(48.3)
	3,039.7	8,177.6	9,278.6	575.5	21,071.4	2,172.7	7,872.2	9,495.0	490.4	20,030.3

Restricted cash and cash equivalents at June 30, 2010 of $42.8 (December 31, 2009 – $76.3) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash, short term investments and marketable securities, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company classified U.S. state and municipal bonds of $951.3 (December 31, 2009 – $996.6) which were purchased prior to September 30, 2008 as available for sale. U.S. state and municipal bonds of $4,928.0 (December 31, 2009 – $4,501.2) which were acquired subsequent to September 30, 2008 have been designated as held for trading.

The consolidated balance sheet includes $821.9 (December 31, 2009 – $825.7) of convertible bonds containing embedded derivatives (sometimes referred to as hybrid financial instruments) which the company has designated as held for trading.

Gross unrealized gains and losses on investments classified as available for sale by type of issuer, including assets pledged for short sale and derivative obligations, were as follows:

	June 30, 2010				December 31, 2009
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value
Holding company:
Short term investments:(1) Canadian government	–	–	–	–	24.4	—	—	24.4
U.S. treasury	–	–	–	–	28.5	—	—	28.5
	–	–	–	–	52.9	—	—	52.9
Bonds:
U.S. treasury	197.4	3.8	–	201.2	—	—	—	—
U.S. states and municipalities	22.5	0.5	–	23.0	22.5	0.8	—	23.3
Other government	10.9	–	(1.6)	9.3	—	—	—	—
Corporate and other	0.9	–	–	0.9	10.9	0.5	—	11.4
	231.7	4.3	(1.6)	234.4	33.4	1.3	—	34.7
Common stocks:
Canadian	12.8	11.7	–	24.5	39.5	18.9	—	58.4
U.S.	81.8	40.0	(3.6)	118.2	80.7	44.2	(1.5)	123.4
Other	38.8	8.0	–	46.8	38.2	14.1	—	52.3
	133.4	59.7	(3.6)	189.5	158.4	77.2	(1.5)	234.1
Portfolio investments:
Short term investments:
Canadian government	3.4	0.4	–	3.8	15.5	0.5	—	16.0
U.S. treasury	7.1	–	–	7.1	192.5	—	—	192.5
Other government	47.5	5.5	–	53.0	125.5	13.7	—	139.2
	58.0	5.9	–	63.9	333.5	14.2	—	347.7
Bonds:
Canadian government	176.7	1.6	–	178.3	179.2	—	(0.1)	179.1
Canadian provincials	361.0	52.8	–	413.8	417.4	39.6	—	457.0
U.S. treasury	1,708.8	109.2	(20.6)	1,797.4	490.1	12.3	(41.4)	461.0
U.S. states and municipalities	760.5	34.7	(1.2)	794.0	938.6	38.0	(3.3)	973.3
Other government	979.4	12.8	(54.2)	938.0	848.8	21.5	(27.6)	842.7
Corporate and other	1,062.8	128.8	(8.8)	1,182.8	1,239.7	138.3	(1.0)	1,377.0
	5,049.2	339.9	(84.8)	5,304.3	4,113.8	249.7	(73.4)	4,290.1
Preferred stocks:
U.S.	0.4	–	–	0.4	0.1	—	—	0.1
Other	33.4	1.6	–	35.0	31.2	0.4	—	31.6
	33.8	1.6	–	35.4	31.3	0.4	—	31.7
Common stocks:
Canadian	335.5	225.6	–	561.1	476.9	230.8	—	707.7
U.S.	1,919.0	186.2	(65.1)	2,040.1	2,716.2	398.5	—	3,114.7
Other	825.2	156.3	(4.5)	977.0	756.9	188.8	(5.4)	940.3
	3,079.7	568.1	(69.6)	3,578.2	3,950.0	818.1	(5.4)	4,762.7
Assets pledged for short sale and
derivative obligations:
Bonds:
Canadian provincials	50.7	7.8	–	58.5	1.0	0.1	—	1.1
U.S. treasury	2.0	–	(0.3)	1.7	0.4	—	—	0.4
U.S. states and municipalities	127.7	6.6	–	134.3	—	—	—	—
Other government	102.6	–	(0.3)	102.3	54.1	1.7	—	55.8
Corporate and other	–	–	–	–	5.0	0.5	—	5.5
	283.0	14.4	(0.6)	296.8	60.5	2.3	—	62.8
(1)	Includes nil (December 31, 2009 – $24.4) of short term investments included in assets pledged for short sale and derivative obligations.

Net gains (losses) on investments include the following gross gains and losses realized on the sale of securities classified as available for sale:

	Second quarter		First six months
	2010	2009	2010	2009
Gross realized gains from sales	136.5	132.1	413.3	170.0
Gross realized losses from sales	(14.2)	(4.0)	(14.9)	(68.4)
	122.3	128.1	398.4	101.6

At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (losses) rather than in other comprehensive income (loss). If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. Net gains (losses) on investments for the second quarter and first six months of 2010 included $7.6 (2009 – $118.4) and $9.5 (2009 – $331.4) respectively of provisions for other than temporary impairments. After such provisions, the unrealized losses on such securities at June 30, 2010 were $73.2 ($6.9 at December 31, 2009) for common stocks and $87.0 ($73.4 at December 31, 2009) for bonds. The company had investments in six debt securities (primarily U.S. treasury and other government debt securities) classified as available for sale which were in unrealized loss positions for a period greater than twelve months at June 30, 2010. The unrealized loss of $32.0 on these securities at June 30, 2010 was primarily due to the effect of fluctuations in foreign currency translation rates on other government debt securities of $11.5 and a decline in U.S. treasury rates on U.S. treasury securities of $20.5.

Bonds designated or classified as held for trading and classified as available for sale are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features.

	June 30, 2010		December 31, 2009
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	599.2	590.3	779.5	726.3
Due after 1 year through 5 years	2,485.9	2,308.5	2,445.5	2,199.3
Due after 5 years through 10 years	5,057.1	5,703.1	5,412.7	6,039.4
Due after 10 years	4,542.7	4,788.7	2,476.9	2,503.4
	12,684.9	13,390.6	11,114.6	11,468.4

The fair value and carrying value of investments, at equity were as follows:

	June 30, 2010		December 31, 2009
	Fair value	Carrying value	Fair value	Carrying value
Portfolio investments:
Investments, at equity ICICI Lombard General Insurance Company Limited	204.8	89.9	204.4	75.9
Cunningham Lindsey Group Limited	168.6	139.5	159.5	134.8
International Coal Group, Inc.	173.4	166.2	173.9	163.0
Singapore Reinsurance Corporation Limited	21.7	22.7	22.9	20.9
The Brick Group Income Fund	13.7	6.2	8.9	4.2
Partnerships, trusts and other	96.0	94.5	76.6	76.6
MEGA Brands Inc.	20.8	25.7	—	—
	699.0	544.7	646.2	475.4

The company is responsible for determining the fair value of its investment portfolio by utilizing market driven fair value measurements obtained from active markets where available, by considering other observable and unobservable inputs and by employing valuation techniques which make use of current market data. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The company uses a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. A description of the inputs used in the valuation of financial instruments at June 30, 2010 is summarized as follows:

Level 1 – Quoted prices in active markets for identical instruments – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair value of the majority of the company’s common stocks and equity call options and positions in securities sold but not yet purchased are determined based on quoted prices in active markets obtained from external pricing sources.

Level 2 – Significant other observable inputs – Inputs include directly or indirectly observable inputs other than quoted prices included within Level 1. These inputs include quoted prices for similar instruments exchanged in active markets; quoted prices for identical or similar instruments exchanged in inactive markets; inputs other than quoted prices that are observable for the instruments, such as interest rates and yield curves.

The company’s investments in government securities (including federal, state, provincial and municipal bonds), corporate securities, private placements and infrequently traded securities are priced using publicly traded over-the-counter prices or broker-dealer quotes. Market observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads and bids are available for these investments.

The fair values of derivatives such as equity total return swaps, equity index total return swaps, S&P index call options and CPI-linked derivative contracts are based on third party broker-dealer quotes. The fair values of warrants are based on quoted market prices or broker-dealer quotations where available. Otherwise, the fair value of warrants are determined using an option pricing model that incorporates market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate. To assess the reasonableness of pricing received from broker-dealers, the company compares the fair values supplied by broker-dealers to industry accepted discounted cash flow and option pricing models, to observable inputs such as credit spreads and discount rates and to recent transaction prices for similar assets where available. To assess the reasonableness of fair values of CPI-linked derivative contracts, the company compares the fair values supplied by broker-dealers to values determined using option pricing models that incorporate certain market observable inputs such as forward inflation swap curves and inflation volatilities and by comparing to recent market transactions where available. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of rates of inflation in the future and related inflation volatilities.

The fair values of credit default swaps are based principally on third party broker-dealer quotes. To assess the reasonableness of values obtained from broker-dealers, the company compares the fair values supplied by broker-dealers to values determined using discounted cash flow models that incorporate certain market observable inputs including the underlying individual issuer credit default swap yield curves, by referencing them to movements in credit spreads and by comparing them to recent market transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility arising from the potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturity.

The company has investments of $1,093.9 ($1,231.4 at December 31, 2009) in certain private placement debt securities and preferred shares which it classifies as Level 2 within the fair value hierarchy and has designated as held for trading or classified as available for sale depending on the characteristics of the security. The fair values of these securities are determined based on industry accepted discounted cash flow and option pricing models, which are sensitive to certain market observable inputs, specifically share price volatility (for convertible securities) and credit spreads of the issuer.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner. Generally, these limited partnerships invest in securities that trade in active markets and as a result, their net asset values reflect their fair values. The company classifies such investments as Level 2 within the fair value hierarchy when they may be liquidated or redeemed within three months or less of providing notice to the general partner.

Level 3 – Significant unobservable inputs – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date.

The company values its mortgage-backed securities purchased at deep discounts to par during 2008 (fair value of $37.5 at June 30, 2010 ($30.1 at December 31, 2009)), using an internal discounted cash flow model. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and projects the remaining cash flows from the underlying mortgages, using a number of assumptions and inputs that are based on the security-specific collateral. The company assesses the reasonableness of the fair values of these securities by comparing to industry accepted discounted cash flow valuation models, by reference to movements in credit spreads and by comparing the fair values to recent transaction prices for similar assets where available.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner. Generally, these limited partnerships invest in securities that trade in active markets and as a result, their net asset values reflect their fair values. The company classifies such investments as Level 3 within the fair value hierarchy when the company is required to provide the general partner with more than three months notice prior to liquidation or redemption of the partnership interest.

The company has investments of $133.6 ($17.1 at December 31, 2009) in certain private placement debt securities and preferred shares which it classifies as Level 3 within the fair value hierarchy and has designated as held for trading or classified as available for sale depending on the characteristics of the security. The fair values of these securities are determined based on industry accepted discounted cash flow and option pricing models, which are sensitive to certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer.

The company’s use of quoted market prices, internal models using observable market information as inputs and internal models without observable market information as inputs in the valuation of securities and derivative contracts were as follows:

	June 30, 2010				December 31, 2009
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	2,867.3	2,867.3	–	–	2,233.2	2,233.2	—	—
Short term investments:
Canadian government	10.2	7.8	2.4	–	71.8	71.8	—	—
U.S. treasury	210.6	208.4	2.2	–	1,196.5	1,196.5	—	—
Other government	185.9	185.9	–	–	177.2	135.0	42.2	—
Corporate and other	35.3	–	35.3	–	21.0	—	21.0	—
	442.0	402.1	39.9	–	1,466.5	1,403.3	63.2	—
Bonds:
Canadian government	188.5	–	188.5	–	191.7	—	191.7	—
Canadian provincials	1,373.8	–	1,373.8	–	1,346.8	—	1,346.8	—
U.S. treasury	2,010.4	–	2,010.4	–	541.4	—	541.4	—
U.S. states and municipalities	5,879.3	–	5,879.3	–	5,497.8	—	5,497.8	—
Other government	1,069.1	–	1,069.1	–	919.7	—	919.7	—
Corporate and other	2,536.0	–	2,507.3	28.7	2,689.3	—	2,672.2	17.1
Mortgage backed securities – residential	333.5	–	296.0	37.5	281.7	—	251.6	30.1
	13,390.6	–	13,324.4	66.2	11,468.4	—	11,421.2	47.2
Preferred stocks:
Canadian	112.9	–	112.9	–	110.4	—	110.4	—
U.S.	363.3	–	258.4	104.9	215.6	—	215.6	—
Other	35.0	–	35.0	–	31.6	—	31.6	—
	511.2	–	406.3	104.9	357.6	—	357.6	—
Common stocks:(1) Canadian	574.6	558.5	16.1	–	755.5	740.2	15.3	—
U.S.	2,206.0	2,089.5	47.9	68.6	3,226.6	3,187.6	38.6	0.4
Other	1,020.5	697.4	282.3	40.8	980.8	710.3	267.1	3.4
	3,801.1	3,345.4	346.3	109.4	4,962.9	4,638.1	321.0	3.8
Derivatives and other invested assets(2)	849.5	44.9	804.6	–	232.2	41.6	190.6	—
Short sale and derivative obligations	(114.6)	–	(114.6)	–	(57.2)	—	(57.2)	—
Holding company cash, short term investments and marketable securities and portfolio investments measured at fair value	21,747.1	6,659.7	14,806.9	280.5	20,663.6	8,316.2	12,296.4	51.0
	100.0%	30.6%	68.1%	1.3%	100.0%	40.2%	59.5%	0.3%

(1)
Excluded from these totals are available for sale investments of $67.3 ($66.4 at December 31, 2009) and $68.3 ($59.6 at December 31, 2009) in common shares and partnership trusts respectively which are carried at cost as they do not have quoted market values in active markets.

(2)	Excluded from these totals are real estate investments of $23.8 ($8.0 at December 31, 2009) which are carried at cost.

A summary of changes in fair values of Level 3 financial assets measured at fair value on a recurring basis for the six months ended June 30 follows:

	June 30, 2010				June 30, 2009
	Bonds	Common stocks	Preferred stocks	Total	Bonds	Common stocks	Total
Balance – beginning of period	47.2	3.8	–	51.0	166.6	3.8	170.4
Total realized and unrealized gains (losses) Included in net gains (losses) on investments	14.0	(0.3)	4.6	18.3	(14.2)	—	(14.2)
Included in other comprehensive income	0.1	1.0	–	1.1	0.2	(0.4)	(0.2)
Purchases	30.5	11.7	100.0	142.2	38.9	0.2	39.1
Acquisition of Zenith National	1.0	78.2	0.3	79.5	—	—	—
Sales	(26.6)	–	–	(26.6)	(31.9)	—	(31.9)
Transfer in (out) of category	–	15.0	–	15.0	(95.5)	—	(95.5)
Balance – end of period	66.2	109.4	104.9	280.5	64.1	3.6	67.7

The company recognized a net gain of $7.3 (2009 – net losses of $9.9) and $6.8 (2009 – net losses of $21.6) in the second quarter and first six months of 2010 respectively, representing the change in fair value of the company’s investments still held as at June 30, 2010 priced using Level 3 inputs (principally mortgage-backed securities purchased at deep discounts to par and private placement preferred shares). The company also received $6.6 (2009 – $4.8) and $16.2 (2009 – $21.6) in the second quarter and first six months of 2010 respectively, of interest and return of capital related to mortgage-backed securities purchased at deep discounts to par. During the first quarter of 2009, as the result of an increase in market liquidity, broker quotations and observable market transactions became available for certain of the company’s mortgage-backed securities where fair value was previously determined using Level 3 inputs. The company has adopted a policy of recording transfers between fair value hierarchy categories effective from the beginning of the reporting period in which the transfer is identified. Accordingly, $95.5 of these securities were transferred from the Level 3 category to the Level 2 category effective January 1, 2009.

4.   Short Sale and Derivative Transactions

The following table summarizes the notional amount and fair value of the company’s derivative instruments:

	June 30, 2010				December 31, 2009
			Fair value				Fair value
		Notional				Notional
	Cost	amount	Assets	Liabilities	Cost	amount	Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	4,952.9	322.3	–	—	1,582.7	9.2	—
Equity total return swaps – short positions	–	253.9	24.9	–	—	232.2	—	1.2
Equity total return swaps – long positions	–	803.6	–	68.1	—	214.6	8.7	7.7
Equity call options	40.0	40.0	44.9	–	46.2	79.3	46.0	—
Warrants	21.4	148.5	107.3	–	10.1	127.5	71.6	—
Credit derivatives:
Credit default swaps	81.2	3,624.4	95.7	–	114.8	5,926.2	71.6	—
Warrants	16.6	340.2	4.3	–	15.8	340.2	2.8	—
CPI-linked derivative contracts	182.5	23,029.8	236.2	–	8.8	1,490.7	8.2	—
Foreign exchange forward contracts	–	–	6.9	36.6	—	—	1.6	48.0
Other derivative contracts	–	–	–	9.9	—	—	5.5	0.3
Total			842.5	114.6			225.2	57.2

The company is exposed to significant market risk through its investing activities. Market risk is the potential for a negative impact on the consolidated balance sheet and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables including interest rates, foreign exchange rates, equity prices, pricing levels and credit spreads. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

The fair value of derivatives in a gain position are presented on the consolidated balance sheets in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheets in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Equity contracts

Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s portfolio of common stocks. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes are recognized by the company as net gains (losses) on investments in the consolidated statements of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statements of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the second quarter of 2010, as a result of volatility in the equity markets and international credit concerns, the company determined to increase the level of protection of its equity and equity-related holdings against a potential decline in equity markets by way of additional short positions effected through equity index total return swaps. Accordingly, the company added short positions in the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5) to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) entered into during the third quarter of 2009. At June 30, 2010, equity hedges represented approximately 92.5% of the company’s equity and equity-related holdings ($5,627.8). The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate, however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

At June 30, 2010, the fair value of assets pledged as collateral included in portfolio investments and in the cash, short term investments and marketable securities of the holding company was $690.9 ($230.4 at December 31, 2009), of which nil (nil at December 31, 2009) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets. Total assets pledged of $690.9 is comprised of collateral primarily for equity and equity index total return swap obligations of $687.0 and assets pledged for the standby letter of credit of $3.9 (Cdn$4.2) as described in note 9 under the heading Financial guarantee.

Equity call options include derivative purchase contracts and call options on certain U.S. publicly traded common stocks. Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies during the second quarter of 2009. The warrants have expiration dates ranging from 2.5 years to 4.5 years.

Credit contracts

The company has credit default swaps, referenced primarily to various issuers in the banking and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 2.6 years (2.4 years at December 31, 2009) and a notional amount and fair value as shown in the table above. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

During the second quarter of 2010, the company sold $95.0 (2009 – $140.3) notional amount of credit default swaps for proceeds of $11.9 (2009 – $8.6), recorded net gains on sale of $12.5 (2009 – net losses on sale of $0.3) and recorded net mark-to-market gains of $36.4 (2009 – net mark-to-market losses of $81.7) in respect of positions remaining open at quarter end. During the first six months of 2010, the company sold $95.0 (2009 – $3,042.9) notional amount of credit default swaps for proceeds of $11.9 (2009 – $231.6) and recorded net gains on sale of $12.5 (2009 – $46.2) and recorded net mark-to-market gains of $37.5 (2009 – net mark-to-market losses of $71.8). The expiration at maturity of $1,379.7 (2009 – nil) and $1,474.7 (2009 – nil) notional amounts of credit default swaps during the second quarter and first six months of 2010 respectively did not have a significant impact on the net earnings of those respective periods. Sales or expiration of credit default swap contracts during the first six months of 2010 and 2009 caused the company to reverse any previously recorded unrealized market value changes since inception of the contract and to record the amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings.

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. The warrants have expiration dates averaging 36 years.

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining average life of 9.7 years (10.0 years at December 31, 2009) and a notional amount and fair value as shown in the table above. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The initial premium paid for each contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of the contracts are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During the second quarter of 2010, the company purchased $10,256.6 (2009 – nil) notional amount of CPI-linked derivative contracts at a cost of $90.1 (2009 – nil) and recorded net mark-to-market gains of $69.9 (2009 – nil) in respect of positions remaining open at quarter end. During the first six months of 2010, the company purchased $21,539.1 (2009 – nil) notional amount of CPI-linked derivative contracts at a cost of $173.7 (2009 – nil) and recorded net mark-to-market gains of $58.8 (2009 – nil) in respect of positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the reasonably likely future impact of this aspect of the company’s risk management program.

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its net investments in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap, CPI-linked and other derivative contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts.

The fair value of the collateral deposited for the benefit of the company at June 30, 2010, all of which consisted of government securities that may be sold or repledged by the company, was $237.2 ($23.2 at December 31, 2009). The company had not exercised its right to sell or repledge collateral at June 30, 2010.

The fair value of the collateral deposited for the benefit of counterparties at June 30, 2010 was $687.0 ($206.0 at December 31, 2009), of which $640.2 ($156.4 at December 31, 2009) was collateral required to be deposited to enter into such derivative contracts and $46.8 ($49.6 at December 31, 2009) of which was collateral required to be deposited due to changes in fair value.

Financial performance

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments recognized in the consolidated statements of earnings. Common stock and equity index positions includes equity and equity index total return swaps and equity call options (and equity index call options during the three and six months ended June 30, 2009). Other is primarily comprised of CPI-linked derivative contracts, foreign exchange forward contracts, credit warrants and other derivative securities.

	Classified as held for trading
						Designated as held for trading
	Common
	stock and	Credit
	equity index	default	Equity				Preferred and
	positions	swaps	warrants	Other	Total	Bonds	common stocks	Total
For the three months ended June 30, 2010 Inception-to-date realized gains (losses) on positions closed in the period	30.3	(20.0)	—	1.0	11.3	13.4	0.1	13.5
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	16.5	32.5	—	(4.4)	44.6	2.6	(0.3)	2.3
Mark-to-market gains (losses) arising on positions remaining open at period end	277.0	36.4	(28.8)	65.8	350.4	16.8	(49.0)	(32.2)
Net gains (losses)	323.8	48.9	(28.8)	62.4	406.3	32.8	(49.2)	(16.4)
For the three months ended June 30, 2009 Inception-to-date realized gains (losses) on positions closed in the period	(45.8)	7.4	—	19.5	(18.9)	1.6	0.6	2.2
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	74.1	(7.7)	—	(56.5)	9.9	5.2	—	5.2
Mark-to-market gains (losses) arising on positions remaining open at period end	8.7	(81.7)	105.3	(12.9)	19.4	210.0	19.8	229.8
Net gains (losses)	37.0	(82.0)	105.3	(49.9)	10.4	216.8	20.4	237.2

	Classified as held for trading
						Designated as held for trading
	Common
	stock and	Credit
	equity index	default	Equity				Preferred and
	positions	swaps	warrants	Other	Total	Bonds	common stocks	Total
For the six months ended June 30, 2010 Inception-to-date realized gains (losses) on positions closed in the period	2.5	(21.0)	—	(6.3)	(24.8)	(48.9)	0.1	(48.8)
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(7.1)	33.9	—	8.6	35.4	52.0	(0.3)	51.7
Mark-to-market gains (losses) arising on positions remaining open at period end	283.9	37.5	25.6	52.5	399.5	229.0	(76.0)	153.0
Net gains (losses)	279.3	50.4	25.6	54.8	410.1	232.1	(76.2)	155.9
For the six months ended June 30, 2009 Inception-to-date realized gains (losses) on positions closed in the period	(41.3)	185.4	—	(5.8)	138.3	5.5	2.2	7.7
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	0.1	(139.2)	—	(24.5)	(163.6)	3.9	—	3.9
Mark-to-market gains (losses) arising on positions remaining open at period end	11.6	(71.8)	115.5	(8.1)	47.2	312.0	19.3	331.3
Net gains (losses)	(29.6)	(25.6)	115.5	(38.4)	21.9	321.4	21.5	342.9

Hedge of net investment in Northbridge

In the first quarter of 2009, Northbridge, which conducts business primarily in Canada, became a wholly owned subsidiary of Fairfax as described in note 5. As a self-sustaining operation with a Canadian dollar functional currency, the net assets of Northbridge represent a significant foreign currency exposure to Fairfax. In keeping with the company’s foreign currency risk management objective of mitigating the impact of foreign currency rate fluctuations on its financial position, in June 2010, the company designated the carrying value of Cdn$275.0 principal amount of its Canadian dollar denominated senior notes due June 22, 2020 as a hedge of its net investment in Northbridge for financial reporting purposes. In August 2009 the company designated the carrying value of its Canadian dollar denominated senior notes due August 19, 2019 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. In the second quarter and first six months of 2010, the company recognized pre-tax gains of $28.6 (2009 – nil) and $15.9 (2009 – nil) related to foreign currency movement on the senior notes in changes in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statement of comprehensive income. The cumulative net foreign currency movements deferred in the currency translation account in accumulated other comprehensive income will remain until such time that the net investment in Northbridge is reduced.

5.   Acquisitions and Divestitures

Subsequent to June 30, 2010

Acquisition by TIG Insurance Company

TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, entered into a purchase agreement pursuant to which TIG agreed to purchase all of the issued and outstanding shares of a property and casualty insurance company based in the United States (the “Transaction”). The purchase price will be determined based on the acquired company’s financial statements for the period ended June 30, 2010 and is expected to be approximately $350, which approximates book value, payable by way of a cash payment of $100 and by a contingent promissory note issued by TIG (the “TIG Note”) for the remainder. The principal amount of the TIG Note will be reduced to the extent that there is adverse development of the acquired company’s loss reserves at the sixth anniversary of the closing of the Transaction. The TIG Note will be due following the sixth anniversary of the closing of the Transaction, and will not bear interest (except interest up to 2% per annum will be payable during periods, if any, when there is a 6% increase in the United States consumer price index). Fairfax has guaranteed TIG’s obligations under the TIG Note. Based on its statutory financial statements filed with insurance regulators, as at March 31, 2010 the acquired company had cash and investment assets of $616, gross loss and loss adjustment expenses of $334 and a reinsurance recoverable of $19. The acquired company’s insurance business will be run off under the management of Fairfax’s RiverStone subsidiary. The closing of the Transaction, expected to occur in August of 2010, is subject to various conditions, including receipt of all required regulatory approvals.

Sale of TIG Indemnity

On July 1, 2010, TIG sold its wholly-owned subsidiary TIG Indemnity Company (“TIC”) to a third party purchaser, resulting in the recognition of a net gain on investment before income taxes of $7.5. TIG will continue to reinsure 100% of the insurance liabilities of TIC existing at June 30, 2010 and has entered into an administrative agreement with the purchaser whereby TIG will provide claims handling services on those liabilities.

Six months ended June 30, 2010

Acquisition of Zenith National

On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”), other than those common shares already owned by Fairfax and its affiliates, for $38.00 per share in cash, representing an aggregate cash purchase price of $1.3 billion. Prior to May 20, 2010, the company classified its $90.0 investment (original cost) in 8.2% of the outstanding common shares of Zenith National as available for sale. Upon completion of the acquisition of the remaining Zenith National shares, the company remeasured its previously owned investment in Zenith National to its fair value of $118.5 and recognized a one-time pre-tax gain of $28.5 reflecting the reclassification of the unrealized gain on previously owned common shares of Zenith National from accumulated other comprehensive income in common shareholders’ equity to net gains on investments in the consolidated statements of earnings. Following this transaction, the assets and liabilities and results of operations of Zenith National have been included in the company’s consolidated financial reporting in the Insurance – U.S. reporting segment. Zenith National is engaged, through its wholly owned subsidiaries, in the workers’ compensation insurance business throughout the United States. The allocation of the $1.4 billion purchase price (including the fair value of the previously owned common shares of Zenith National) to Zenith National’s assets and liabilities as summarized below is preliminary due to the short period of time between the acquisition date and the balance sheet date and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized over the next twelve months.

Assets:
Holding company cash, short term investments and marketable securities(1)	50.6
Accounts receivable and other	570.4
Recoverable from reinsurers	235.1
Portfolio investments(2)	1,746.6
Intangible assets(3)	175.5
Goodwill	317.6
Other	76.1
3,171.9
Liabilities and net assets Accounts payable and accrued liabilities	206.2
Future income taxes(4)	44.2
Provision for claims	1,175.8
Unearned premiums	246.6
Long term debt – subsidiary company borrowings	57.7
1,730.5
Net assets acquired	1,441.4
3,171.9

(1)	Included in the carrying value of holding company cash, short term investments and marketable securities acquired were $40.6 of holding company cash and cash equivalents.
(2)
Included in the carrying value of portfolio investments acquired were $231.5 of subsidiary cash and cash equivalents and $47.5 of debt securities issued by Fairfax and OdysseyRe. The $47.5 of debt securities acquired have been eliminated against long term debt – holding company borrowings ($40.6) and long term debt – subsidiary company borrowings ($6.9) on the consolidated balance sheet.

(3)	Comprised of broker relationships of $147.5, brand names of $20.2 and computer software of $7.8.
(4)	Included in future income taxes is a future income taxes liability of $58.7 associated with the recognition of broker relationships and brand names as described in footnote 3.

Goodwill in the amount of $317.6 recorded on the acquisition is primarily attributable to intangible assets that do not qualify for separate recognition. Zenith National’s financial statements are included in the company’s consolidated financial statements beginning as of May 20, 2010. In the second quarter and first six months of 2010, the company’s consolidated statements of earnings included Zenith National’s revenue of $48.4 and a net loss of $4.8 since the acquisition date of May 20, 2010. The following table presents unaudited pro-forma revenue and net earnings attributable to shareholders of Fairfax for the second quarter and first six months of 2010 as if the Zenith National acquisition was consummated on the same terms on January 1, 2010.

	Second quarter	First six months
Revenue – as reported	1,811.7	3,616.1
Revenue – Zenith National (from the beginning of the period to May 20)	47.2	194.6
Pro-forma revenue	1,858.9	3,810.7
Net earnings attributable to shareholders of Fairfax – as reported	325.2	614.6
Net loss attributable to shareholders of Fairfax – Zenith National (from the beginning of the period to May 20)	(37.8)	(26.3)
Pro-forma net earnings attributable to shareholders of Fairfax	287.4	588.3
Pro-forma net earnings per share	$13.71	$28.35
Pro-forma net earnings per diluted share	$13.66	$28.23

Six months ended June 30, 2009

Privatization of Northbridge

On January 13, 2009, the company purchased 24.8% of the outstanding common shares of Northbridge for an aggregate cash purchase price of $374.0 (Cdn$458.4) pursuant to a previously announced offer to acquire all of the outstanding common shares of Northbridge other than those common shares already owned by the company (the “Step 1” acquisition). Immediately following the February 19, 2009 approval by Northbridge shareholders of a going private transaction, Northbridge redeemed the remaining 11.6% of its outstanding common shares for an aggregate cash consideration of $172.4 (Cdn$215.9) (the “Step 2” acquisition). The result of these transactions is summarized in the table that follows. The intangible assets acquired have been included in the company’s financial reporting in the Insurance – Northbridge reporting segments.

Acquisition of Polish Re

On January 7, 2009, the company completed the acquisition of 100% of the outstanding common shares of Polish Re, a Polish reinsurance company, for cash consideration of $57.0 (168.3 million Polish zloty). The result of this transaction is summarized in the table below. The assets and liabilities and results of operations of Polish Re have been included in the company’s consolidated financial reporting in the Reinsurance and Insurance – Other reporting segment. This investment increased the company’s exposure to the Central and Eastern European economies and has established a platform for business expansion in that region over time.

	Northbridge
	Step 1 acquisition	Step 2 acquisition	Total	Polish Re
Acquisition date	January 13, 2009	February 20, 2009		January 7, 2009
Percentage of common shares acquired	24.8%	11.6%	36.4%	100%
Cash purchase consideration	374.0	172.4	546.4	57.0
Fair value of assets acquired:
Tangible assets(1)	1,070.2	496.0	1,566.2	141.0
Intangible assets:
Customer and broker relationships	53.5	26.1	79.6	—
Brand names	7.5	3.7	11.2	—
Goodwill	51.5	29.1	80.6	13.8
Total fair value of assets acquired	1,182.7	554.9	1,737.6	154.8
Total fair value of liabilities assumed	(808.7)	(382.5)	(1,191.2)	(97.8)
Net assets acquired	374.0	172.4	546.4	57.0

(1)	Of the $141.0 of tangible assets acquired in the Polish Re transaction, $31.9 comprised cash and cash equivalents.

The Zenith National acquisition was accounted for using the acquisition method and the Northbridge and Polish Re acquisitions were accounted for using the purchase method. The fair values of intangible assets were determined primarily through earnings based approaches incorporating internal forecasts of revenues and expenses and estimates of discount rates and growth rates supplemented by the use of market based approaches where estimated fair values were compared to similar market transactions. The customer and broker relationship intangible assets are amortized on a straight-line basis over periods ranging from 8 to 20 years and the resulting amortization expense is included in the operating results of the respective reporting segments, while the brand names have indefinite lives and are not amortized.

Repurchases of shares

During the second quarter of 2009, OdysseyRe repurchased for cancellation on the open market 1,182,800 (1,182,800 in the first six months of 2009) of its common shares with a cost of $47.5 ($47.5 in the first six months of 2009), as part of its previously announced common share repurchase program. At June 30, 2009, these transactions increased the company’s ownership of OdysseyRe to 71.9% and decreased non-controlling interests by $57.5. Apart from the privatization transaction described above, Northbridge did not repurchase any of its common shares for cancellation during the first six months of 2009.

Other

On February 11, 2009, the company made an additional investment of $49.0 in its equity affiliate Cunningham Lindsey Group Limited (“CLGL”) to facilitate that company’s acquisition of the international operations of GAB Robins, a provider of loss adjusting and claims management services. The company’s ownership of CLGL at June 30, 2010 was 43.6% (43.6% at December 31, 2009).

6.   Subsidiary Indebtedness, Long Term Debt, Other Long Term Obligations and Capital

Subsequent to June 30, 2010

On July 28, 2010, the company issued 10,000,000 cumulative five-year rate reset preferred shares, Series G for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $233.8 (Cdn$242.2). Commissions and expenses of $7.6 will be charged to preferred stock and recorded net of $2.1 of future income taxes in the third quarter of 2010. The Series G preferred shares have a dividend rate of 5.0% per annum until September 30, 2015 and thereafter an annual rate to be reset every five years equal to the then current five-year Government of Canada bond yield plus 2.56%. The Series G preferred shares have a liquidation preference of Cdn$25.00 per share and are redeemable by the company on September 30, 2015 and on September 30 every five years thereafter at Cdn$25.00 per share. Holders of unredeemed Series G preferred shares will have the right, at their option, to convert their shares into Series H floating rate cumulative preferred shares on September 30, 2015, and on September 30 every five years thereafter. The Series H preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on September 30, 2015 or any subsequent five-year anniversary plus 2.56%.

On July 20, 2010, holders of OdysseyRe’s 7.65% senior notes due 2013 and its 6.875% senior notes due 2015 provided their consent to amend the indenture governing those senior notes to allow OdysseyRe to make available to senior note holders certain specified financial information and financial statements in lieu of the reports OdysseyRe currently files with the Securities and Exchange Commission (“SEC”). In exchange for their consent to amend the indenture, OdysseyRe paid a cash participation payment of $2.7 to the senior note holders which will be recorded as a reduction of the carrying value of the senior notes and will be amortized as an adjustment to the effective interest rate on the senior notes through interest expense in the consolidated statements of earnings commencing in the third quarter of 2010. Transaction costs of $0.6, comprised of legal and agency fees incurred in connection with the consent solicitation will be recognized as an expense in the consolidated statements of earnings in the third quarter of 2010.

Six months ended June 30, 2010

On June 29, 2010, holders of Crum & Forster’s 7.75% senior notes due 2017 provided their consent to amend the indenture governing those senior notes to allow Crum & Forster to make available to senior note holders certain specified financial information and financial statements in lieu of the reports Crum & Forster currently files with the SEC. In exchange for their consent to amend the indenture, Crum & Forster paid a cash participation payment of $3.3 to the senior note holders which was recorded as a reduction of the carrying value of the senior notes and will be amortized as an adjustment to the effective interest rate on the senior notes through interest expense in the consolidated statements of earnings. Transaction costs of $0.6, comprised of legal and agency fees incurred in connection with the consent solicitation were recognized as an expense in the consolidated statements of earnings.

On June 22, 2010, the company completed a public debt offering of Cdn$275.0 principal amount of 7.25% unsecured senior notes due June 22, 2020 issued at par for net proceeds after commissions and expenses of $267.1 (Cdn$272.5). Commissions and expenses of $2.5 (Cdn$2.5) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time upon payment of a redemption price at the greater of a specified redemption price based on the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to June 22, 2020 and par. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

On June 9, 2010, Zenith National purchased $13.0 principal amount of its redeemable debentures due 2028 for cash consideration of $13.0.

Effective May 20, 2010, the company consolidated the assets and liabilities of Zenith National, pursuant to the transaction described in note 5. As a result, the carrying value of $44.9 of redeemable securities issued by a statutory business trust subsidiary of Zenith National, was included in long term debt – subsidiary company borrowings on the company’s consolidated balance sheet as at June 30, 2010. These securities, mature on August 1, 2028, pay semi-annual cumulative cash distributions at an annual rate of 8.55% of the $1,000 liquidation amount per security and are redeemable at Zenith National’s option at any time prior to their stated maturity date at a redemption price of 100% plus the excess of the then present value of the remaining scheduled payments of principal and interest over 100% of the principal amount together with the accrued and unpaid interest. Zenith National fully and unconditionally guarantees the distributions and redemptions of these redeemable securities to the extent the Trust has funds legally available therefor. On May 26, 2010, holders of the redeemable securities provided their consent to amend the indenture governing these securities to allow Zenith National to make available to the security holders certain specified financial information and financial statements in lieu of the reports Zenith National previously filed with the SEC.

The acquisition of Zenith National, resulted in the consolidation of aggregate principal amount of $38.7 and $6.3 of debt securities issued by Fairfax and OdysseyRe respectively. Accordingly, the $47.5 fair value of these debt securities which were recorded in Zenith National’s investment portfolio on the acquisition date was eliminated against long term debt – holding company borrowings and long term debt – subsidiary company borrowings on the consolidated balance sheet. As a result, the carrying value of long term debt – holding company borrowings and long term debt – subsidiary company borrowings decreased by $38.0 and $6.3 respectively and the company recorded a pre-tax loss of $3.2 in the consolidated statement of earnings.

On February 26, 2010, the company completed a public equity offering and issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax of $0.1) of $199.8.

On February 1, 2010, the company issued 8,000,000 cumulative five-year rate reset preferred shares, Series E for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses (net of tax of $1.7) of $183.1 (Cdn$195.3). The Series E preferred shares have a dividend rate of 4.75% per annum until March 31, 2015 and thereafter an annual rate to be reset every five years equal to the then current five-year Government of Canada bond yield plus 2.16%. The Series E preferred shares have a liquidation preference of Cdn$25.00 per share and are redeemable by the company on March 31, 2015 and on March 31 every five years thereafter at Cdn$25.00 per share. Holders of unredeemed Series E preferred shares will have the right, at their option, to convert their shares into Series F floating rate cumulative preferred shares on March 31, 2015, and on March 31 every five years thereafter. The Series F preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015 or any subsequent five-year anniversary plus 2.16%.

Six months ended June 30, 2009

On April 28, 2009, the company purchased $8.8 principal amount of its trust preferred securities for cash consideration of $5.5.

On the maturity date, January 28, 2009, the company repaid the outstanding $12.8 of its 6.15% secured loan.

Repurchases of shares

Under the terms of normal course issuer bids, during the second quarter of 2010, the company repurchased for cancellation nil (2009 – 18,700) subordinate voting shares at a net cost of nil (2009 – $4.6), of which nil (2009 – $2.3) was charged to retained earnings. During the first six months of 2010, the company repurchased for cancellation 7,900 (2009 – 28,700) subordinate voting shares at a net cost of $2.7 (2009 – $6.8), of which $1.5 (2009 – $3.2) was charged to retained earnings.

Dividends

On January 5, 2010, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2010 to shareholders of record on January 19, 2010 for a total cash payment of $200.8.

On January 6, 2009, the company declared a cash dividend of $8.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 27, 2009 to shareholders of record on January 20, 2009 for a total cash payment of $140.8.

Fair value

The fair values of the company’s long term debt and other long term obligations are based principally on market prices, where available, or discounted cash flow calculations. The estimated fair values of the company’s long term debt and other long term obligations compared to their carrying values are as follows:

	June 30, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long term debt – holding company borrowings	1,452.1	1,532.4	1,236.9	1,317.4
Long term debt – subsidiary company borrowings	924.8	965.6	891.3	917.4
Other long term obligations – holding company	170.6	168.6	173.5	171.3
	2,547.5	2,666.6	2,301.7	2,406.1

Credit facilities

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank maturing in 2012 for up to Cdn$50.0. As at June 30, 2010, there was Cdn$0.8 utilized under this credit facility, all of which was in support of letters of credit. As at December 31, 2009 and until February 23, 2010, OdysseyRe maintained a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at February 24, 2010, the size of this credit facility was reduced to $100.0 with an option to increase the size of the facility by an amount up to $50.0, to a maximum facility size of $150.0. Following such a request, each lender has the right, but not the obligation, to commit to all or a portion of the proposed increase. As at June 30, 2010, there was $33.7 utilized under this credit facility, all of which was in support of letters of credit.

7.   Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	June 30, 2010			December 31, 2009
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on
available for sale securities:
Bonds	273.6	(86.4)	187.2	181.2	(60.5)	120.7
Common stocks and other	546.1	(161.3)	384.8	877.5	(251.1)	626.4
	819.7	(247.7)	572.0	1,058.7	(311.6)	747.1
Currency translation account	235.9	(40.5)	195.4	153.9	(7.9)	146.0
	1,055.6	(288.2)	767.4	1,212.6	(319.5)	893.1

8.   Income Taxes

The effective income tax rate of 29.1% implicit in the $133.5 provision for income taxes in the second quarter of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the impact of the resolution of certain income tax matters from previous years, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, partially offset by withholding tax paid on an intercompany dividend from the U.S. to Canada.

The effective income tax rate 25.2% implicit in the $207.2 provision for income taxes in the first six months of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the impact of the resolution of certain income tax matters from previous years and the utilization of previously unrecognized tax losses, partially offset by withholding tax paid on an intercompany dividend from the U.S. to Canada.

The effective income tax rate of 27.5% and 24.4% implicit in the $122.1 and $91.2 provision for income taxes in the second quarter and first six months of 2009 respectively differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

9.   Contingencies

Lawsuits

(a)
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. In March 2010, the Court granted the defendants’ motions to dismiss the Amended Consolidated Complaint, on the grounds that the Court had no jurisdiction in that Complaint as constituted, and denied as futile any request by plaintiffs for leave to file a further amended complaint. Previously, in November 2009, the Court had granted a motion by the lead plaintiffs to withdraw as lead plaintiffs, and allowed other prospective lead plaintiffs 60 days to file motions seeking appointment as replacement lead plaintiff. Two entities filed such motions and subsequently asked the Court to appoint them as co-lead plaintiffs. These motions had not been ruled upon prior to the Court’s issuance of its judgment dismissing the Amended Consolidated Complaint. The original lead plaintiffs and the proposed replacement co-lead plaintiffs filed a motion asking the Court to alter or amend its March 2010 judgment so as to reinstate the claims of U.S. residents and to appoint the proposed replacement co-lead plaintiffs as co-lead plaintiffs. That motion was denied. One of the proposed replacement co-lead plaintiffs has filed a motion asking the Court to grant it leave to intervene for the purpose of pursuing an appeal of the March 2010 judgment and renewing its application for appointment as replacement lead plaintiff. The same proposed replacement co-lead plaintiff has also filed a notice of appeal of the March 2010 judgment and of the denial of its motion referred to in the second and third preceding sentences above. Fairfax, OdysseyRe and the named officers and directors intend to oppose both this most recent motion and this purported appeal. The ultimate outcome of any litigation is uncertain, and should the consolidated lawsuit be allowed to continue (or a new comparable lawsuit be commenced) and be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit, if it is allowed to continue, or a subsequently commenced comparable lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to either such lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. If the consolidated lawsuit is allowed to continue or a new comparable lawsuit is commenced, Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against them and the company’s financial statements include no provision for loss in this matter.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Fairfax has not been served with this counterclaim. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

Financial guarantee

  On February 24, 2010, the company issued a Cdn$4.0 standby letter of credit on behalf of an investee for a term of six months. In connection with the standby letter of credit, the company has pledged short term investments in the amount of Cdn$4.2 representing the company’s maximum loss under the standby letter of credit assuming failure of any right of recourse the company may have against the investee. The company’s consolidated balance sheet as at June 30, 2010 included a liability of $0.2 (Cdn$0.2) representing the fair value of the consideration received for issuing the standby letter of credit. This liability may be recognized in net earnings if the standby letter of credit expires undrawn, may be increased by the additional consideration received if the term is extended to one year or may be increased to reflect increased credit risk in the event of a deterioration in the credit quality of the investee. At June 30, 2010, no draw-downs had been made on this standby letter of credit.

10.   Earnings per Share

Earnings per share is calculated in the following table based upon weighted average common shares outstanding:

	Second quarter		First six months
	2010	2009	2010	2009
Net earnings attributable to shareholders of Fairfax	325.2	275.4	614.6	215.0
Preferred share dividends	(5.7)	(2.1)	(10.7)	(3.8)
Net earnings attributable to common shareholders – basic and diluted	319.5	273.3	603.9	211.2
Weighted average common shares outstanding – basic	20,546,935	17,466,016	20,374,461	17,475,156
Options to purchase treasury stock acquired	81,607	98,097	85,542	97,864
Weighted average common shares outstanding – diluted	20,628,542	17,564,113	20,460,003	17,573,020
Net earnings per common share – basic	$15.55	$15.65	$29.64	$12.09
Net earnings per common share – diluted	$15.49	$15.56	$29.52	$12.02

11.   Capital Management

The company’s capital management framework is designed to first protect its policyholders, then to protect its bondholders, and finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at June 30, 2010, comprising shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $8,385.7, compared to $7,736.6 at December 31, 2009. The company manages its capital based on the following financial measurements and ratios:

	June 30, 2010		December 31, 2009
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,379.8		1,242.7
Holding company debt	1,452.1		1,236.9
Subsidiary debt	931.6		903.4
Other long term obligations – holding company	170.6		173.5
Total debt	2,554.3		2,313.8
Net debt	1,174.5		1,071.1
Common shareholders’ equity	7,863.4		7,391.8
Preferred stock	410.3		227.2
Non-controlling interests	112.0		117.6
Total equity	8,385.7		7,736.6
Net debt/total equity	14.0%		13.8%
Net debt/net total capital(1)	12.3%		12.2%
Total debt/total capital(2)	23.3%		23.0%
Interest coverage(3)	10.0	x	8.2	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.
(2)	Total capital is calculated by the company as the sum of total equity and total debt.
(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

12.   Financial Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as underwriting, credit, market and liquidity risk, as disclosed in note 19 of the company’s consolidated financial statements for the year ended December 31, 2009. There have been no significant changes to the company’s exposure to these risks or the framework used to monitor, evaluate and manage them other than as outlined in the Financial Risk Management section of Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the company’s Interim Report for the three and six months ended June 30, 2010.

13.   Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National, other than those common shares already owned by the company. The identifiable assets of Zenith National ($2,675.6 at June 30, 2010) have been included in the Insurance – U.S. reporting segment (formerly known as U.S. Insurance – Crum & Forster business segment prior to May 20, 2010). In March 2010, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”), the company’s recently established wholly-owned insurance company, commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The identifiable assets of Fairfax Brasil ($50.9 at June 30, 2010) have been included in the Reinsurance and Insurance – Other reporting segment (formerly known as the Reinsurance – Other reporting segment prior to January 1, 2010). Crum & Forster’s identifiable assets (included in the Insurance – U.S. reporting segment) decreased during the first six months of 2010 primarily as a result of $480.0 of ordinary and extraordinary dividends paid to Fairfax during the period. The Insurance – Fairfax Asia reporting segment’s identifiable assets increased during the first six months of 2010 principally as the result of an increase in recoverable from reinsurers. The Corporate and other reporting segment’s identifiable assets decreased during the first six months of 2010 primarily as a result of the funding of the May 20, 2010 acquisition of Zenith National, as described in note 5, partially offset by the June 22, 2010 public debt offering, the February 26, 2010 public equity offering, the February 1, 2010 Series E preferred share issuance, as described in note 6 and the receipt of dividends from subsidiaries. There were no other significant changes in the identifiable assets by reporting segment as at June 30, 2010 compared to December 31, 2009.

An analysis of net earnings by reporting segment for the three and six months ended June 30 is presented below:

Quarter ended June 30, 2010

					Reinsurance
	Insurance				and
				Reinsurance	Insurance					Eliminations
			Fairfax			Ongoing		Other (animal	Corporate	and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Net premiums earned	246.1	225.1	38.2	470.5	127.1	1,107.0	–	–	–	–	1,107.0
Underwriting expenses	(264.0)	(246.2)	(36.2)	(456.9)	(116.7)	(1,120.0)	–	–	–	–	(1,120.0)
Underwriting profit (loss)	(17.9)	(21.1)	2.0	13.6	10.4	(13.0)	–	–	–	–	(13.0)
Interest income	28.0	21.4	3.3	73.1	12.3	138.1	15.7	–	2.0	–	155.8
Dividends	5.9	8.5	2.1	12.3	0.3	29.1	3.3	–	2.5	–	34.9
Earnings (losses) on investments, at equity	0.4	1.7	8.6	(1.6)	(0.7)	8.4	0.1	–	0.7	–	9.2
Investment expenses	(2.8)	(3.1)	(0.4)	(12.3)	(1.9)	(20.5)	(3.3)	–	–	19.6	(4.2)
Interest and dividends	31.5	28.5	13.6	71.5	10.0	155.1	15.8	–	5.2	19.6	195.7
Other Revenue	–	–	–	–	–	–	–	120.3	19.6	(19.6)	120.3
Expenses	–	–	–	–	–	–	(21.6)	(125.2)	–	–	(146.8)
	–	–	–	–	–	–	(21.6)	(4.9)	19.6	(19.6)	(26.5)
Operating income (loss) before:	13.6	7.4	15.6	85.1	20.4	142.1	(5.8)	(4.9)	24.8	–	156.2
Net gains (losses) on investments	100.4	80.0	4.8	194.0	7.4	386.6	37.7	–	(34.5)	(1.1)	388.7
Interest expense	–	(7.7)	–	(7.5)	(1.0)	(16.2)	–	(0.2)	(29.7)	–	(46.1)
Corporate overhead and other	(4.0)	(1.1)	(0.4)	(6.2)	(0.7)	(12.4)	–	–	(28.4)	–	(40.8)
Pre-tax income (loss)	110.0	78.6	20.0	265.4	26.1	500.1	31.9	(5.1)	(67.8)	(1.1)	458.0
Income taxes											(133.5)
Net earnings											324.5
Attributable to:
Shareholders of Fairfax											325.2
Non-controlling interests											(0.7)
											324.5
Quarter ended June 30, 2009

	Insurance
				Reinsurance						Eliminations
			Fairfax			Ongoing		Other (animal	Corporate	and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Net premiums earned	235.6	200.3	29.7	480.5	144.1	1,090.2	—	—	—	—	1,090.2
Underwriting expenses	(247.7)	(205.0)	(27.6)	(463.9)	(128.7)	(1,072.9)	—	—	—	—	(1,072.9)
Underwriting profit (loss)	(12.1)	(4.7)	2.1	16.6	15.4	17.3	—	—	—	—	17.3
Interest income	27.4	21.7	2.3	68.0	8.5	127.9	12.9	—	3.9	—	144.7
Dividends	6.7	9.8	1.8	13.2	0.4	31.9	3.7	—	1.1	—	36.7
Earnings (losses) on investments, at equity	—	3.8	(2.2)	6.6	0.2	8.4	—	—	(3.3)	—	5.1
Investment expenses	(1.5)	(3.1)	(0.7)	(5.4)	(1.0)	(11.7)	(2.5)	—	(0.4)	12.6	(2.0)
Interest and dividends	32.6	32.2	1.2	82.4	8.1	156.5	14.1	—	1.3	12.6	184.5
Other Revenue	—	—	—	—	—	—	0.3	130.5	12.6	(12.6)	130.8
Expenses	—	—	—	—	—	—	(22.6)	(132.8)	—	—	(155.4)
	—	—	—	—	—	—	(22.3)	(2.3)	12.6	(12.6)	(24.6)
Operating income (loss) before:	20.5	27.5	3.3	99.0	23.5	173.8	(8.2)	(2.3)	13.9	—	177.2
Net gains (losses) on investments	51.7	51.9	9.3	112.9	(11.3)	214.5	42.0	—	73.3	0.2	330.0
Interest expense	—	(7.0)	—	(7.8)	(1.2)	(16.0)	—	(0.2)	(21.5)	—	(37.7)
Corporate overhead and other	(1.8)	(0.8)	(0.6)	(5.9)	(1.6)	(10.7)	—	—	(15.2)	—	(25.9)
Pre-tax income (loss)	70.4	71.6	12.0	198.2	9.4	361.6	33.8	(2.5)	50.5	0.2	443.6
Income taxes											(122.1)
Net earnings											321.5
Attributable to:
Shareholders of Fairfax											275.4
Non-controlling interests											46.1
											321.5

Six months ended June 30, 2010

					Reinsurance
	Insurance				and
				Reinsurance	Insurance					Eliminations
			Fairfax			Ongoing		Other (animal	Corporate	and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Net premiums earned	492.0	407.7	73.2	927.6	269.4	2,169.9	–	–	–	–	2,169.9
Underwriting expenses	(522.8)	(441.9)	(69.9)	(973.2)	(297.7)	(2,305.5)	–	–	–	–	(2,305.5)
Underwriting profit (loss)	(30.8)	(34.2)	3.3	(45.6)	(28.3)	(135.6)	–	–	–	–	(135.6)
Interest income	56.3	44.0	6.6	140.2	24.4	271.5	31.1	–	5.7	–	308.3
Dividends	11.3	14.5	2.8	22.9	0.5	52.0	5.2	–	5.1	–	62.3
Earnings (losses) on investments, at equity	1.3	1.7	11.1	5.7	(0.9)	18.9	0.7	–	(1.5)	–	18.1
Investment expenses	(5.4)	(7.6)	(0.8)	(18.0)	(3.1)	(34.9)	(5.7)	–	(0.5)	30.8	(10.3)
Interest and dividends	63.5	52.6	19.7	150.8	20.9	307.5	31.3	–	8.8	30.8	378.4
Other Revenue	–	–	–	–	–	–	1.4	262.1	30.8	(30.8)	263.5
Expenses	–	–	–	–	–	–	(51.0)	(262.3)	–	–	(313.3)
	–	–	–	–	–	–	(49.6)	(0.2)	30.8	(30.8)	(49.8)
Operating income (loss) before:	32.7	18.4	23.0	105.2	(7.4)	171.9	(18.3)	(0.2)	39.6	–	193.0
Net gains (losses) on investments	127.3	256.1	6.9	250.4	44.2	684.9	77.1	–	43.4	(1.1)	804.3
Interest expense	–	(14.7)	–	(15.0)	(2.1)	(31.8)	–	(0.4)	(59.4)	–	(91.6)
Corporate overhead and other	(6.3)	(2.9)	(1.6)	(17.4)	(1.5)	(29.7)	–	–	(54.1)	–	(83.8)
Pre-tax income (loss)	153.7	256.9	28.3	323.2	33.2	795.3	58.8	(0.6)	(30.5)	(1.1)	821.9
Income taxes											(207.2)
Net earnings											614.7
Attributable to:
Shareholders of Fairfax											614.6
Non-controlling interests											0.1
											614.7

Six months ended June 30, 2009

	Insurance
				Reinsurance						Eliminations
			Fairfax			Ongoing		Other (animal	Corporate	and
	Northbridge	U.S.	Asia	OdysseyRe	Other	operations	Runoff	nutrition)	and other	adjustments	Consolidated
Net premiums earned	464.4	407.7	52.1	950.5	335.8	2,210.5	—	—	—	—	2,210.5
Underwriting expenses	(480.6)	(412.0)	(48.2)	(917.6)	(319.7)	(2,178.1)	—	—	—	—	(2,178.1)
Underwriting profit (loss)	(16.2)	(4.3)	3.9	32.9	16.1	32.4	—	—	—	—	32.4
Interest income	46.4	46.6	3.9	129.2	18.8	244.9	25.6	—	8.0	—	278.5
Dividends	12.8	21.4	2.5	30.0	1.0	67.7	6.6	—	3.2	—	77.5
Earnings (losses) on investments, at equity	(0.2)	1.9	1.2	2.4	0.2	5.5	—	—	(1.5)	—	4.0
Investment expenses	(3.9)	(5.6)	(1.0)	(9.6)	(2.0)	(22.1)	(5.3)	—	(0.5)	23.5	(4.4)
Interest and dividends	55.1	64.3	6.6	152.0	18.0	296.0	26.9	—	9.2	23.5	355.6
Other Revenue	—	—	—	—	—	—	0.5	271.3	23.5	(23.5)	271.8
Expenses	—	—	—	—	—	—	(55.1)	(267.9)	—	—	(323.0)
	—	—	—	—	—	—	(54.6)	3.4	23.5	(23.5)	(51.2)
Operating income (loss) before:	38.9	60.0	10.5	184.9	34.1	328.4	(27.7)	3.4	32.7	—	336.8
Net gains (losses) on investments	20.1	68.0	13.3	102.1	(23.0)	180.5	35.6	—	(38.7)	(0.4)	177.0
Interest expense	—	(13.9)	—	(15.9)	(2.7)	(32.5)	—	(0.7)	(43.1)	—	(76.3)
Corporate overhead and other	(8.1)	(1.6)	(2.0)	(9.2)	(3.0)	(23.9)	—	—	(40.5)	—	(64.4)
Pre-tax income (loss)	50.9	112.5	21.8	261.9	5.4	452.5	7.9	2.7	(89.6)	(0.4)	373.1
Income taxes											(91.2)
Net earnings											281.9
Attributable to:
Shareholders of Fairfax											215.0
Non-controlling interests											66.9
											281.9

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the three and six months ended June 30 is presented below:

	Second quarter		First six months
	2010	2009	2010	2009
Revenue of reporting segments:
Net premiums earned	1,107.0	1,090.2	2,169.9	2,210.5
Interest and dividends	195.7	184.5	378.4	355.6
Net gains on investments	388.7	330.0	804.3	177.0
Other revenue per reportable segment	120.3	130.8	263.5	271.8
Total consolidated revenue	1,811.7	1,735.5	3,616.1	3,014.9

14.   US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States, as described in note 21 on pages 89 to 97 of the company’s 2009 Annual Report (updated for the changes that follow).

The following table presents the net earnings and the comprehensive income in accordance with US GAAP:

	Second quarter		First six months
	2010	2009(1)	2010	2009(1)
Net earnings, Canadian GAAP	324.5	321.5	614.7	281.9
Recoveries on retroactive reinsurance(2)	4.0	3.7	7.9	7.4
Equity accounting(3)	2.5	(13.0)	2.4	(5.8)
Northbridge step acquisitions(4)	6.0	(6.0)	7.6	(6.0)
OdysseyRe step acquisition(5)	10.5	—	23.9	—
Repurchase of subsidiary securities(6)	—	(10.0)	—	(10.0)
Tax effects	(8.0)	3.7	(14.5)	1.4
Net earnings, US GAAP	339.5	299.9	642.0	268.9
Attributable to: Non-controlling interests, US GAAP	(0.7)	46.1	0.1	69.1
Shareholders of Fairfax, US GAAP	340.2	253.8	641.9	199.8
	339.5	299.9	642.0	268.9
Earnings per share, US GAAP	$16.28	$14.41	$30.98	$11.22
Earnings per diluted share, US GAAP	$16.22	$14.33	$30.85	$11.15
Other comprehensive income (loss), Canadian GAAP	(339.3)	896.4	(125.7)	596.9
Equity accounting(3)	1.2	3.0	0.5	3.0
Northbridge step acquisitions(4)	2.9	(1.1)	(2.6)	(1.1)
OdysseyRe step acquisition(5)	(10.2)	—	(23.2)	—
Tax effects	5.2	(2.1)	9.7	(2.1)
Other comprehensive income (loss), US GAAP	(340.2)	896.2	(141.3)	596.7
Attributable to: Non-controlling interests, US GAAP	—	106.7	—	49.6
Shareholders of Fairfax, US GAAP	(340.2)	789.5	(141.3)	547.1
	(340.2)	896.2	(141.3)	596.7
Net earnings, US GAAP	339.5	299.9	642.0	268.9
Other comprehensive income (loss), US GAAP	(340.2)	896.2	(141.3)	596.7
Comprehensive income (loss), US GAAP	(0.7)	1,196.1	500.7	865.6
Attributable to: Non-controlling interests, US GAAP	(0.7)	152.8	0.1	118.7
Shareholders of Fairfax, US GAAP	—	1,043.3	500.6	746.9
	(0.7)	1,196.1	500.7	865.6

The following table presents the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	June 30, 2010			December 31, 2009(1)
	Canadian GAAP	Differences	US GAAP	Canadian GAAP	Differences	US GAAP
Assets Holding company cash, short term investments and marketable securities(3)	1,423.0	–	1,423.0	1,251.6	(1.7)	1,249.9
Portfolio investments:
Common stocks(3)	3,744.2	(237.5)	3,506.7	4,853.1	(144.9)	4,708.2
Investments, at equity(3)	544.7	218.6	763.3	475.4	124.8	600.2
All other portfolio investments	16,853.9	–	16,853.9	14,750.1	—	14,750.1
Future income taxes(2)(3)(4)(5)(7)	271.8	84.1	355.9	318.7	89.3	408.0
Goodwill and intangible assets(4)(5)	926.2	(259.3)	666.9	438.8	(265.4)	173.4
All other assets	6,999.8	–	6,999.8	6,315.1	—	6,315.1
	30,763.6	(194.1)	30,569.5	28,402.8	(197.9)	28,204.9
Liabilities Accounts payable and accrued liabilities(2)	1,112.7	122.9	1,235.6	1,202.2	130.8	1,333.0
All other liabilities	21,103.7	–	21,103.7	19,299.6	—	19,299.6
	22,216.4	122.9	22,339.3	20,501.8	130.8	20,632.6
Mandatorily redeemable shares of TRG	161.5	–	161.5	164.4	—	164.4
Equity(1)(2)(3)(4)(5)(7)	8,385.7	(317.0)	8,068.7	7,736.6	(328.7)	7,407.9
	30,763.6	(194.1)	30,569.5	28,402.8	(197.9)	28,204.9

The difference in consolidated total equity was as follows:

	June 30, 2010			December 31, 2009(1)
	Total	Parent company	Non - controlling interests	Total	Parent company	Non - controlling interests
Total equity based on Canadian GAAP	8,385.7	8,273.7	112.0	7,736.6	7,619.0	117.6
Accumulated other comprehensive loss	(76.2)	(74.5)	(1.7)	(60.6)	(58.9)	(1.7)
Cumulative reduction in retained earnings under US GAAP	(240.8)	(240.8)	–	(268.1)	(268.1)	—
Total equity based on US GAAP	8,068.7	7,958.4	110.3	7,407.9	7,292.0	115.9

The difference in consolidated accumulated other comprehensive loss was as follows:

	June 30, 2010			December 31, 2009
	Total	Parent company	Non - controlling interests	Total	Parent company	Non - controlling interests
Equity accounting(3)	(3.2)	(3.2)	–	(3.7)	(3.7)	—
Northbridge step acquisitions(4)	(9.7)	(9.7)	–	(7.1)	(7.1)	—
OdysseyRe step acquisition(5)	(41.5)	(41.5)	–	(18.3)	(18.3)	—
Pension liability adjustment(7)	(37.6)	(35.1)	(2.5)	(37.6)	(35.1)	(2.5)
Related deferred income taxes	15.8	15.0	0.8	6.1	5.3	0.8
	(76.2)	(74.5)	(1.7)	(60.6)	(58.9)	(1.7)

The cumulative reduction in retained earnings under US GAAP was as follows:

	June 30, 2010			December 31, 2009
	Total	Parent company	Non - controlling interests	Total	Parent company	Non - controlling interests
Recoveries on retroactive reinsurance(2)	(64.1)	(64.1)	–	(69.2)	(69.2)	—
Equity accounting(3)	(1.0)	(1.0)	–	(2.6)	(2.6)	—
Northbridge step acquisitions(4)	(145.1)	(145.1)	–	(150.4)	(150.4)	—
OdysseyRe step acquisition(5)	(62.8)	(62.8)	–	(78.1)	(78.1)	—
Purchase price allocation on the acquisition of TIG Re (now part of OdysseyRe) in 1999	32.2	32.2	–	32.2	32.2	—
	(240.8)	(240.8)	–	(268.1)	(268.1)	—
(1)
The presentation under Canadian and US GAAP of non-controlling interests on the consolidated balance sheets and in the consolidated statements of net earnings was substantially harmonized following the adoption by the company of new Canadian GAAP accounting pronouncements related to business combinations and non-controlling interests on January 1, 2010 as described in note 2. Accordingly, certain comparative figures have been reclassified to conform to the presentation of non-controlling interests adopted under Canadian GAAP in the current year.

(2)
Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

(3)
Under Canadian GAAP, certain of the company’s investments in partnership trusts that do not have a quoted price in an active market are accounted for on the cost basis. Under Canadian GAAP, the company’s investment in limited partnerships whose fair value can be reliably measured are recorded in the consolidated balance sheet as common stocks designated as held for trading. For the investments in partnership trusts and limited partnerships described above, US GAAP requires the use of the equity method to account for such investments since the company’s equity interest in these investments is more than minor.

(4)
Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of Northbridge recognized fair value adjustments to the assets and liabilities acquired and goodwill (note 5). These fair value adjustments to assets and liabilities and goodwill are not recognized under US GAAP. As a result, in the first quarter of 2009, an amount of $147.9 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $546.4 over the carrying value of the non-controlling interest of $398.5. In addition, fair value adjustments relating to investments of $4.5 and $4.6 which decreased pre-tax net earnings and increased other comprehensive income under Canadian GAAP in the second quarter and first six months of 2010 respectively are not recognized in comprehensive income under US GAAP. Fair value adjustments relating to investments of $8.4 which increased pre-tax earnings and decreased other comprehensive income under Canadian GAAP in both the second quarter and first six months of 2009 are not recognized in comprehensive income under US GAAP.

(5)
Under Canadian GAAP, the privatization of OdysseyRe was accounted for as a step acquisition of the outstanding common shares of OdysseyRe. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of OdysseyRe recognized fair value adjustments to the assets and liabilities acquired and goodwill, as described in note 18 of the company’s 2009 Annual Report. These fair value adjustments to assets and liabilities and goodwill are not recognized under US GAAP. As a result, in the fourth quarter of 2009, an amount of $89.2 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $1,017.0 and liabilities assumed related to the amendment of OdysseyRe’s employee compensation plans of $22.4 over the carrying value of the non-controlling interest of $950.2. In addition, fair value adjustments relating to investments of $10.2 and $23.2 which decreased pretax net earnings and increased pretax other comprehensive income under Canadian GAAP in the second quarter and first six months of 2010 respectively are not recognized in comprehensive income under US GAAP.

(6)
Under Canadian GAAP, the repurchase by OdysseyRe of its common shares as described in note 5 was accounted for as a step acquisition. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Step acquisition accounting under Canadian GAAP recognizes fair value adjustments to the net assets acquired. These fair value adjustments are not recognized under US GAAP. As a result, the gain of $10.0 recognized in the second quarter and first six months of 2009 in connection with OdysseyRe’s repurchase of its common shares under Canadian GAAP was charged to cumulative reduction in retained earnings under US GAAP.

(7)
US GAAP requires the recognition of a net asset or liability to report the funded status of a company’s defined benefit and other post retirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in total equity. There is no such requirement under Canadian GAAP.

Statements of Cash Flows

Under Canadian GAAP, the privatization of Northbridge in the first quarter of 2009 was presented in the consolidated statements of cash flows as an investing activity. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions and are presented in the consolidated statements of cash flows as a financing activity. Accordingly, $546.4 of cash used in investing activities and classified as purchases of subsidiaries, net of cash acquired under Canadian GAAP, would be reclassified as a financing activity under US GAAP in the first six months of 2009. There were no other significant differences in the consolidated statements of cash flows under US GAAP as compared to Canadian GAAP.

Accounting pronouncements adopted in 2010

On January 1, 2010, the company adopted SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (now known as FASB ASC 810-10, Consolidation), which replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity. It also requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in fact and circumstances occur and ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. The adoption of FASB ASC 810-10 did not have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

On January 1, 2010, the company adopted the FASB Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“FASB ASU 2010-06”). FASB ASU 2010-06 requires the disclosures about the transfers in and out of Levels 1 and 2 and information about purchases, sales, issuances and settlements for Level 3 activities. It also clarifies requirements for existing fair value disclosures with respect to the level of disaggregation required within the fair value hierarchy and inputs and valuation techniques used to measure fair value. The adoption of FASB ASU 2010-06 did not have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

15.   Changes in Operating Assets and Liabilities

Changes in the company’s operating assets and liabilities in the consolidated statements of cash flows were comprised as follows:

	Second quarter		First six months
	2010	2009	2010	2009
Provision for claims	(151.8)	(141.4)	(112.9)	(238.0)
Unearned premiums	19.2	12.4	61.8	50.9
Accounts receivable and other	(2.9)	(38.3)	35.4	(95.2)
Recoverable from reinsurers	63.8	107.4	56.3	171.8
Funds withheld payable to reinsurers	26.0	14.2	44.1	27.5
Accounts payable and accrued liabilities	(77.4)	46.7	(197.6)	(36.4)
Income taxes payable	(1.5)	(61.8)	43.8	(598.7)
Other	36.3	12.3	13.8	15.2
Changes in operating assets and liabilities	(88.3)	(48.5)	(55.3)	(702.9)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of July 29, 2010) (Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements included herein and with the notes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009 contained in the company’s 2009 Annual Report.

The combined ratio is the traditional measure of underwriting results of property and casualty insurance companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned).

Second Quarter Results

The company’s sources of net earnings and combined ratios by business segment were set out as follows for the three and six months ended June 30, 2010 and 2009. In May 2010, the company completed the acquisition of all of the outstanding shares of Zenith National Insurance Corp. (“Zenith National”), other than those common shares already owned by the company. The operating results of Zenith National since acquisition are included in the Insurance – U.S. business segment (formerly known as U.S. Insurance – Crum & Forster business segment prior to May 20, 2010). In March 2010, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”), the company’s recently established wholly-owned insurance company, commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The operating results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010).

Second quarter and first six months of 2009 results reflect the company’s 100% interest in Northbridge and include the results of operations of Polish Re. In February 2009 the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax, as described in note 5. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re, as described in note 5. The results of Polish Re are included in the Reinsurance and Insurance – Other business segment. During the latter part of 2009, the company completed the acquisition of the 27.4% and 36.5% of the outstanding common shares of OdysseyRe and Advent respectively not already owned by Fairfax, as described in note 18 of the company’s 2009 Annual Report.

	Second quarter		First six months
	2010	2009	2010	2009
Combined ratios Insurance – Canada (Northbridge)	107.3%	105.1%	106.3%	103.5%
– U.S. (Crum & Forster and Zenith National)	109.4%	102.4%	108.4%	101.1%
– Asia (Fairfax Asia)	94.5%	92.7%	95.4%	92.5%
Reinsurance – OdysseyRe	97.1%	96.5%	104.9%	96.5%
Reinsurance and Insurance – Other	91.8%	89.4%	110.5%	95.2%
Consolidated	101.2%	98.4%	106.3%	98.5%
Sources of net earnings Underwriting Insurance – Canada (Northbridge)	(17.9)	(12.1)	(30.8)	(16.2)
– U.S. (Crum & Forster and Zenith National)	(21.1)	(4.7)	(34.2)	(4.3)
– Asia (Fairfax Asia)	2.0	2.1	3.3	3.9
Reinsurance – OdysseyRe	13.6	16.6	(45.6)	32.9
Reinsurance and Insurance – Other	10.4	15.4	(28.3)	16.1
Underwriting profit (loss)	(13.0)	17.3	(135.6)	32.4
Interest and dividends	155.1	156.5	307.5	296.0
Operating income	142.1	173.8	171.9	328.4
Net gains on investments	385.5	214.7	683.8	180.1
Runoff	31.9	33.8	58.8	7.9
Other (animal nutrition)	(4.9)	(2.3)	(0.2)	3.4
Interest expense	(46.1)	(37.7)	(91.6)	(76.3)
Corporate overhead and other	(50.5)	61.3	(0.8)	(70.4)
Pre-tax income	458.0	443.6	821.9	373.1
Income taxes	(133.5)	(122.1)	(207.2)	(91.2)
Net earnings	324.5	321.5	614.7	281.9
Attributable to:
Shareholders of Fairfax	325.2	275.4	614.6	215.0
Non-controlling interests	(0.7)	46.1	0.1	66.9
	324.5	321.5	614.7	281.9

The company’s insurance and reinsurance operations reported an underwriting loss of $13.0 in the second quarter of 2010 compared to an underwriting profit of $17.3 in the second quarter of 2009. The combined ratio of those operations in the second quarter of 2010 was 101.2% compared to 98.4% in the second quarter of 2009, with Northbridge, U.S. Insurance, Fairfax Asia, OdysseyRe and Reinsurance and Insurance – Other producing combined ratios of 107.3%, 109.4%, 94.5%, 97.1% and 91.8% respectively. Catastrophe losses negatively impacted second quarter 2010 underwriting results by 3.4 combined ratio points ($37.3 net of reinstatement premiums) compared to 2.6 combined ratio points ($27.8 net of reinstatement premiums) in the second quarter of 2009. The second quarter 2010 underwriting loss included the impact of the Deepwater Horizon loss ($36.4 net of reinstatement premiums, 3.3 combined ratio points) which primarily affected the underwriting results of OdysseyRe ($30.8 net of reinstatement premiums, 6.6 combined ratio points) and Advent ($5.6 net of reinstatement premiums, 12.6 combined ratio points). Catastrophe losses negatively impacted second quarter 2009 underwriting results by 2.6 combined ratio points ($27.8 net of reinstatement premiums) primarily related to the impact of windstorm Klaus on OdysseyRe and Advent’s property catastrophe reinsurance business. Second quarter 2010 underwriting results included 2.3 combined ratio points ($24.9) of net favourable development of prior years’ reserves, principally at Northbridge, Crum & Forster and Advent, partially offset by net unfavourable development of prior years’ reserves at OdysseyRe. Second quarter 2009 underwriting results benefited from 0.5 of a combined ratio point ($5.1) of net favourable development of prior years’ reserves, principally at Crum & Forster and Northbridge.

In the first six months of 2010, the company’s insurance and reinsurance operations reported an underwriting loss of $135.6 compared to an underwriting profit of $32.4 in the first six months of 2009. The combined ratio of those operations in the first six months of 2010 was 106.3% compared to 98.5% in the first six months of 2009, with Northbridge, U.S. Insurance, Fairfax Asia, OdysseyRe and Reinsurance and Insurance – Other producing combined ratios of 106.3%, 108.4%, 95.4%, 104.9% and 110.5% respectively. Catastrophe losses negatively impacted first six months 2010 underwriting results by 10.1 combined ratio points ($219.4 net of reinstatement premiums) compared to 3.4 combined ratio points ($74.6 net of reinstatement premiums) in the first six months of 2009. First six months 2010 catastrophe losses related primarily to the impact of the Chilean earthquake ($134.0 net of reinstatement premiums, 6.2 combined ratio points) which primarily affected the underwriting results of OdysseyRe ($86.2 net of reinstatement premiums, 9.3 combined ratio points), Advent ($33.8 net of reinstatement premiums, 27.7 combined ratio points) and Group Re ($13.9 net of reinstatement premiums, 11.8 combined ratio points). The first six months of 2010 underwriting loss also included the impact of the Deepwater Horizon loss ($36.4 net of reinstatement premiums, 1.7 combined ratio points). Prior to giving effect to the impact of the Deepwater Horizon loss and the Chilean earthquake losses, the combined ratio of the company’s insurance and reinsurance operations was 98.4% in the first six months of 2010. Catastrophe losses negatively impacted first six months 2009 underwriting results by 3.4 combined ratio points ($74.6 net of reinstatement premiums) related primarily to the impact of windstorm Klaus on OdysseyRe and Advent’s property catastrophe reinsurance business. Underwriting results in the first six months of 2010 included the benefit of 1.5 combined ratio points ($32.0) of net favourable development of prior years’ reserves. Underwriting results in the first six months of 2009 included the benefit of 1.1 combined ratio points ($23.3) of net favourable development of prior years’ reserves.

The company reported net earnings attributable to shareholders of Fairfax of $325.2 ($15.55 per share, $15.49 per diluted share) compared to $275.4 ($15.65 per share, $15.56 per diluted share) in the second quarter of 2009. The year-over-year increase in second quarter net earnings primarily reflected $388.7 of net investment gains in the second quarter of 2010 compared to $330.0 of net investment gains in the second quarter of 2009 and increased interest and dividend income, partially offset by the underwriting loss that resulted from the Deepwater Horizon loss and other catastrophe losses, increased interest expense and increased Fairfax and subsidiary holding companies’ corporate overhead expenses. Net gains on investments of $388.7 in the second quarter of 2010 were primarily related to $351.0 of net gains on common stocks and equity derivatives, $109.0 of net gains on bonds and $106.6 of net gains on credit default swaps and other derivatives, partially offset by $117.7 of net losses related to foreign currency, $52.5 of net losses on preferred stocks and $7.6 of other than temporary impairments recorded on common stock investments. Net gains on investments of $330.0 in the second quarter of 2009 were primarily related to $295.6 of net gains on bonds, $208.9 of net gains on common stocks and equity derivatives and $27.3 of net gains related to foreign currency, partially offset by $118.4 of other than temporary impairments recorded principally on common stocks and bonds and $82.0 of net losses related to credit default swaps.

In the first six months of 2010, the company reported net earnings attributable to shareholders of Fairfax of $614.6 ($29.64 per share, $29.52 per diluted share) compared to $215.0 ($12.09 per share, $12.02 per diluted share) in the first six months of 2009. The year-over-year increase in first six months net earnings primarily reflected $804.3 of net investment gains in the first six months of 2010 compared to $177.0 of net investment gains in the first six months of 2009, the effect in the first six months of 2010 of a reduced runoff operating loss (a $9.4 pre-tax year-over-year improvement) and increased interest and dividend income, partially offset by the significant underwriting loss resulting from the Deepwater Horizon loss, the Chilean earthquake and other catastrophe losses, and increased Fairfax and subsidiary holding companies’ corporate overhead expenses. Net gains on investments of $804.3 in the first six months of 2010 included $586.7 of net gains on common stocks and equity derivatives, $364.3 of net gains on bonds and $98.7 of net gains related to credit default swaps and other derivatives, partially offset by $155.0 of net losses related to foreign currency, $84.4 of net losses on preferred stocks and $9.5 of other than temporary impairments recorded principally on common stocks and bonds. Net gains on investments of $177.0 in the first six months of 2009 included $417.8 of net gains on bonds and $111.6 of net gains on common stocks and equity derivatives, partially offset by $331.4 of other than temporary impairments recorded principally on common stocks and bonds and $25.6 of net losses related to credit default swaps.

Revenue in the second quarter of 2010 increased to $1,811.7 from $1,735.5 in the second quarter of 2009, principally as a result of the significant year-over-year increase in net investment gains, increased net premiums earned and increased interest and dividends, partially offset by a decline in other revenue. Net premiums earned by the company’s insurance and reinsurance operations in the second quarter of 2010 increased by 1.5% to $1,107.0 from $1,090.2 in the second quarter of 2009, reflecting the consolidation during the quarter of Zenith National’s net premiums earned, increased net premiums earned by Northbridge (increased in U.S. dollar terms, but decreased in Canadian dollars) and Fairfax Asia, partially offset by declines in net premiums earned by Crum & Forster, OdysseyRe and Reinsurance and Insurance – Other (principally Advent and Polish Re).

Revenue in the first six months of 2010 increased to $3,616.1 from $3,014.9 in the first six months of 2009, principally as a result of the significant year-over-year increase in net investment gains and interest and dividends, partially offset by decreased net premiums earned and a decline in other revenue. Net premiums earned by the company’s insurance and reinsurance operations in the first six months of 2010 decreased by 1.8% to $2,169.9 from $2,210.5 in the first six months of 2009, reflecting declines at Crum & Forster, OdysseyRe and Reinsurance and Insurance – Other (principally Advent and Polish Re), partially offset by the consolidation during the quarter of Zenith National’s net premiums earned and increases at Northbridge (increased in U.S. dollar terms, but decreased in Canadian dollars) and Fairfax Asia.

The global insurance and reinsurance industry continued to experience challenging market conditions, including the impact of the weak economy on insured customers. Consolidated gross premiums written in the second quarter and first six months of 2010 included the gross premiums written of Zenith National (which were not included in the second quarter and first six months of 2009). Gross premiums written increased 0.1% in the second quarter of 2010 compared to the second quarter of 2009, (after excluding $40.3 of gross premiums written recorded by Zenith National in the second quarter of 2010), with decreases at OdysseyRe, Reinsurance and Insurance – Other (principally Advent and Polish Re) and Crum & Forster, partially offset by increases at Northbridge (increased in U.S. dollar terms, but decreased 3.1% in Canadian dollars) and Fairfax Asia. Gross premiums written decreased 0.5% in the first six months of 2010 compared to the first six months of 2009, (after excluding $40.3 of gross premiums written recorded by Zenith National in the first six months of 2010), with decreases at Reinsurance and Insurance – Other (primarily Advent, principally as the result of lower reinsurance to close premiums received in the first six months of 2010 compared to the first six months of 2009), OdysseyRe and Crum & Forster, partially offset by increases at Northbridge (increased in U.S. dollar terms, but decreased 7.2% in Canadian dollars) and Fairfax Asia. Net premiums written by the company’s insurance and reinsurance operations in the second quarter of 2010 increased 0.1% to $1,116.0 from $1,115.0 in the second quarter of 2009, reflecting the year-over-year increase at Northbridge ($35.3, or 12.8%, with the increase principally attributable to currency translation) and the consolidation of Zenith National ($38.7), offset by decreases at OdysseyRe ($38.2, or 8.3%), Reinsurance and Insurance – Other ($29.3, or 20.6%), Crum & Forster ($4.6, or 2.3%) and Fairfax Asia ($0.9, or 2.3%). Net premiums written by the company’s insurance and reinsurance operations in the first six months of 2010 decreased by 1.0% or $21.7 from $2,231.0 in the first six months of 2009, reflecting the year-over-year decreases at Reinsurance and Insurance – Other ($84.8, or 22.2%, reflecting Advent’s greater reinsurance-to-close premiums in 2009) and OdysseyRe ($44.0, or 4.7%), offset by increases at Northbridge ($45.4, or 9.8%, with the increase principally attributable to currency translation), Fairfax Asia ($21.1, or 31.5%) and Crum & Forster ($1.9, or 0.5%) and the consolidation of Zenith National ($38.7).

Consolidated interest and dividend income in the second quarter and first six months of 2010 included the interest and dividends of Zenith National since acquisition (which were not included in the second quarter and first six months of 2009). Consolidated interest and dividend income in the second quarter of 2010 increased 3.3% to $190.5 from $184.5 in the second quarter of 2009 and in the first six months of 2010 increased 4.9% to $373.2 from $355.6 in the first six months of 2009 (after excluding $5.2 of interest and dividends recorded by Zenith National in the second quarter and first six months respectively). The increased year-over-year interest and dividends earned is primarily due to the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity in earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps and the impact of lower short term interest rates year-over-year.

Other revenue of $120.3 and $262.1 (2009 – $130.5 and $271.3) and other expenses of $125.2 and $262.3 (2009 – $132.8 and $267.9) for the three and six months ended June 30, 2010 respectively, represent the revenue and the operating and other costs of Ridley.

The increase in common shareholders’ equity was primarily as a result of net earnings attributable to shareholders of Fairfax and the company’s first quarter equity issuance which was partially offset by the net decrease in other comprehensive income (net decrease in unrealized gains on available for sale securities, partially offset by a net increase in foreign currency translation). Common shareholders’ equity at June 30, 2010 increased to $7,863.4 or $382.70 per basic share from $369.80 per basic share at December 31, 2009, representing an increase per basic share in the first six months of 2010 of 3.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 6.1% adjusted to include that dividend).

Operating expenses in the second quarter and first six months of 2010 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. The $39.3 increase in second quarter 2010 operating expenses compared to the second quarter of 2009 related primarily to the consolidation of Zenith National, increased expenses at OdysseyRe and Northbridge and increased Fairfax and subsidiary holding companies corporate overhead, partially offset by decreased operating expenses at Runoff. The $55.9 increase in the first six months of 2010 operating expenses compared to the first six months of 2009 related primarily to the consolidation of Zenith National, increased expenses at OdysseyRe and increased Fairfax and subsidiary holding companies corporate overhead, partially offset by decreased operating expenses at Runoff.

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out below for the three and six months ended June 30, 2010 and 2009. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on investment purchase and sale transactions within the consolidated group.

Quarter ended June 30, 2010

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	405.9	272.1	92.6	477.2	142.3	1,390.1	0.4	–	(49.4)	–	1,341.1
Net premiums written	311.6	232.3	37.4	421.6	113.1	1,116.0	–	–	–	–	1,116.0
Net premiums earned	246.1	225.1	38.2	470.5	127.1	1,107.0	–	–	–	–	1,107.0
Underwriting profit (loss)	(17.9)	(21.1)	2.0	13.6	10.4	(13.0)	–	–	–	–	(13.0)
Interest and dividends	31.5	28.5	13.6	71.5	10.0	155.1	–	–	–	–	155.1
Operating income before:	13.6	7.4	15.6	85.1	20.4	142.1	–	–	–	–	142.1
Net gains (losses) on investments	100.4	80.0	4.8	194.0	7.4	386.6	37.7	–	(1.1)	–	423.2
Runoff operating loss	–	–	–	–	–	–	(5.8)	–	–	–	(5.8)
Other (animal nutrition)	–	–	–	–	–	–	–	(4.9)	–	–	(4.9)
Interest expense	–	(7.7)	–	(7.5)	(1.0)	(16.2)	–	(0.2)	–	(29.7)	(46.1)
Corporate overhead and other	(4.0)	(1.1)	(0.4)	(6.2)	(0.7)	(12.4)	–	–	–	(38.1)	(50.5)
Pre-tax income (loss)	110.0	78.6	20.0	265.4	26.1	500.1	31.9	(5.1)	(1.1)	(67.8)	458.0
Income taxes											(133.5)
Net earnings											324.5
Attributable to:
Shareholders of Fairfax											325.2
Non-controlling interests											(0.7)
											324.5

Quarter ended June 30, 2009

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	367.1	238.2	75.0	511.4	152.3	1,344.0	0.7	—	(45.5)	—	1,299.2
Net premiums written	276.3	198.2	38.3	459.8	142.4	1,115.0	0.3	—	—	—	1,115.3
Net premiums earned	235.6	200.3	29.7	480.5	144.1	1,090.2	0.3	—	—	—	1,090.5
Underwriting profit (loss)	(12.1)	(4.7)	2.1	16.6	15.4	17.3	—	—	—	—	17.3
Interest and dividends	32.6	32.2	1.2	82.4	8.1	156.5	—	—	—	—	156.5
Operating income before:	20.5	27.5	3.3	99.0	23.5	173.8	—	—	—	—	173.8
Net gains (losses) on investments	51.7	51.9	9.3	112.9	(11.3)	214.5	42.0	—	0.2	—	256.7
Runoff operating loss	—	—	—	—	—	—	(8.2)	—	—	—	(8.2)
Other (animal nutrition)	—	—	—	—	—	—	—	(2.3)	—	—	(2.3)
Interest expense	—	(7.0)	—	(7.8)	(1.2)	(16.0)	—	(0.2)	—	(21.5)	(37.7)
Corporate overhead and other	(1.8)	(0.8)	(0.6)	(5.9)	(1.6)	(10.7)	—	—	—	72.0	61.3
Pre-tax income (loss)	70.4	71.6	12.0	198.2	9.4	361.6	33.8	(2.5)	0.2	50.5	443.6
Income taxes											(122.1)
Net earnings											321.5
Attributable to:
Shareholders of Fairfax											275.4
Non-controlling interests											46.1
											321.5

Six months ended June 30, 2010

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	674.1	493.8	175.2	1,038.9	368.0	2,750.0	1.6	–	(78.4)	–	2,673.2
Net premiums written	509.4	419.1	88.0	894.8	298.0	2,209.3	1.4	–	–	–	2,210.7
Net premiums earned	492.0	407.7	73.2	927.6	269.4	2,169.9	1.4	–	–	–	2,171.3
Underwriting profit (loss)	(30.8)	(34.2)	3.3	(45.6)	(28.3)	(135.6)	–	–	–	–	(135.6)
Interest and dividends	63.5	52.6	19.7	150.8	20.9	307.5	–	–	–	–	307.5
Operating income (loss) before:	32.7	18.4	23.0	105.2	(7.4)	171.9	–	–	–	–	171.9
Net gains (losses) on investments	127.3	256.1	6.9	250.4	44.2	684.9	77.1	–	(1.1)	–	760.9
Runoff operating loss	–	–	–	–	–	–	(18.3)	–	–	–	(18.3)
Other (animal nutrition)	–	–	–	–	–	–	–	(0.2)	–	–	(0.2)
Interest expense	–	(14.7)	–	(15.0)	(2.1)	(31.8)	–	(0.4)	–	(59.4)	(91.6)
Corporate overhead and other	(6.3)	(2.9)	(1.6)	(17.4)	(1.5)	(29.7)	–	–	–	28.9	(0.8)
Pre-tax income (loss)	153.7	256.9	28.3	323.2	33.2	795.3	58.8	(0.6)	(1.1)	(30.5)	821.9
Income taxes											(207.2)
Net earnings											614.7
Attributable to:
Shareholders of Fairfax											614.6
Non-controlling interests											0.1
											614.7

Six months ended June 30, 2009

	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	623.5	456.4	136.5	1,066.3	450.2	2,732.9	1.7	—	(87.9)	—	2,646.7
Net premiums written	464.0	378.5	66.9	938.8	382.8	2,231.0	0.3	—	—	—	2,231.3
Net premiums earned	464.4	407.7	52.1	950.5	335.8	2,210.5	0.5	—	—	—	2,211.0
Underwriting profit (loss)	(16.2)	(4.3)	3.9	32.9	16.1	32.4	—	—	—	—	32.4
Interest and dividends	55.1	64.3	6.6	152.0	18.0	296.0	—	—	—	—	296.0
Operating income before:	38.9	60.0	10.5	184.9	34.1	328.4	—	—	—	—	328.4
Net gains (losses) on investments	20.1	68.0	13.3	102.1	(23.0)	180.5	35.6	—	(0.4)	—	215.7
Runoff operating loss	—	—	—	—	—	—	(27.7)	—	—	—	(27.7)
Other (animal nutrition)	—	—	—	—	—	—	—	3.4	—	—	3.4
Interest expense	—	(13.9)	—	(15.9)	(2.7)	(32.5)	—	(0.7)	—	(43.1)	(76.3)
Corporate overhead and other	(8.1)	(1.6)	(2.0)	(9.2)	(3.0)	(23.9)	—	—	—	(46.5)	(70.4)
Pre-tax income (loss)	50.9	112.5	21.8	261.9	5.4	452.5	7.9	2.7	(0.4)	(89.6)	373.1
Income taxes											(91.2)
Net earnings											281.9
Attributable to:
Shareholders of Fairfax											215.0
Non-controlling interests											66.9
											281.9

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations by segment for the three and six months ended June 30, 2010 and 2009.

Canadian Insurance – Northbridge

	Second quarter		First six months
	2010	2009	2010	2009
Underwriting profit (loss)	(17.9)	(12.1)	(30.8)	(16.2)
Combined ratio	107.3%	105.1%	106.3%	103.5%
Gross premiums written	405.9	367.1	674.1	623.5
Net premiums written	311.6	276.3	509.4	464.0
Net premiums earned	246.1	235.6	492.0	464.4
Underwriting profit (loss)	(17.9)	(12.1)	(30.8)	(16.2)
Interest and dividends	31.5	32.6	63.5	55.1
Operating income	13.6	20.5	32.7	38.9
Net gains on investments	100.4	51.7	127.3	20.1
Pre-tax income before interest and other	114.0	72.2	160.0	59.0

Challenging industry conditions in the Canadian commercial lines market in the second quarter of 2010 contributed to an underwriting loss of $17.9 and a combined ratio of 107.3% compared to an underwriting loss of $12.1 and a combined ratio of 105.1% in the second quarter of 2009. Underwriting results in the first six months of 2010 deteriorated relative to the results in the first six months of 2009, with an underwriting loss of $30.8 and a combined ratio of 106.3% compared to an underwriting loss of $16.2 and a combined ratio of 103.5% in the first six months of 2009. Northbridge’s second quarter and first six months of 2010 underwriting results generally reflected the effects of the continuing weakness in commercial lines pricing and market conditions, the reduction in written premiums (in Canadian dollar terms) as a result of the Northbridge companies’ pricing discipline, and the impact of the weak economy on Northbridge’s insured customers. Northbridge’s combined ratio for the second quarter of 2010 was adversely affected by a year-over-year deterioration in its expense ratio (20.6% in the second quarter of 2010, compared to 19.1% in the second quarter of 2009), as a result of a 7.8% decline in net premiums earned relative to a 0.7% decrease in general operating expenses in Canadian dollar terms. Northbridge’s combined ratio for the first six months of 2010 was similarly adversely affected, with a year-over-year deterioration in its expense ratio to 20.2% in 2010 from 18.3% in 2009, as a result of a 9.0% decline in net premiums earned relative to 0.1% decrease in general operating expenses in Canadian dollar terms.

Second quarter 2010 underwriting results included 6.0 combined ratio points ($14.8) of catastrophe losses in its large account and small-to-medium account segments and net favourable development on prior years’ reserves of 3.7 combined ratio points ($9.0) principally attributable to favourable property development in its large account segment partially offset by unfavourable development of general liability claims in its small-to-medium account segment. Underwriting results in the second quarter of 2009 included 0.5 combined ratio points ($1.3) of net favourable development of prior years’ reserves, primarily attributable to favourable development of non-marine energy reserves in its large account segment.

Underwriting results in the first six months of 2010 included 3.2 combined ratio points ($15.6) of catastrophe losses in its large account and small-to-medium account segments and net favourable development on prior years’ reserves of 1.7 combined ratio points ($8.1) principally attributable to favourable development across most segments partially offset by net adverse development of general liability in its small-to-medium account segment. Underwriting results in the first six months of 2009 included 1.5 combined ratio points ($6.7) of net favourable development of prior years’ reserves, principally attributable to favourable development of non-marine energy reserves in its large account segment.

The impact of economic conditions on Northbridge’s insured customers, underwriting actions undertaken by Northbridge including selective exiting from certain programs and reductions in catastrophe-exposed regions, and challenging industry conditions including increased competition for new and renewal business, partially offset by rate increases on renewal business contributed to a 3.1% and 7.2% decline in gross premiums written during the second quarter and the first six months of 2010 in Canadian dollar terms compared to the second quarter and the first six months of 2009. Net premiums written decreased by 1.2% in the second quarter and 5.7% in the first six months of 2010 in Canadian dollar terms compared to the second quarter and first six months of 2009.

Net gains on investments in the second quarter of 2010 of $100.4 (compared to net gains of $51.7 in the second quarter of 2009) included $71.2 of net gains on common stocks and equity derivatives and $35.1 of net gains on bonds, partially offset by $10.1 of net losses on preferred stocks and $1.0 of net losses related to foreign currency. Net gains on investments of $51.7 in the second quarter of 2009 included $29.4 of net gains on bonds and $12.0 of net gains on common stocks and equity derivatives, partially offset by $3.2 of net losses related to credit default swaps.

Net gains on investments in the first six months of 2010 of $127.3 (compared to net gains of $20.1 in the first six months of 2009) included $77.0 of net gains on bonds and $74.8 of net gains on common stocks and equity derivatives, partially offset by $15.6 of net losses on preferred stocks and $13.3 of net losses related to foreign currency. Net gains on investments of $20.1 in the first six months of 2009 included $34.9 of net gains on bonds, $20.2 of net gains on common stocks and equity derivatives, $8.1 of net gains related to foreign currency and $5.2 of net gains related to credit default swaps, partially offset by $50.6 of other than temporary impairments recorded principally on common stocks.

A year-over-year increase in net investment gains, partially offset by the decline in underwriting results and lower interest and dividends (primarily as a result of increased investment expenses including expenses incurred in connection with total return swaps partially offset by increased yield and a larger average investment portfolio), produced pre-tax income before interest and other of $114.0 in the second quarter of 2010, compared to a pre-tax income before interest and other of $72.2 in the second quarter of 2009. A year-over-year increase in net investment gains and interest and dividends (primarily as a result of increased yield and a larger average investment portfolio), partially offset by the decline in underwriting results, produced pre-tax income before interest and other of $160.0 in the first six months of 2010, compared to a pre-tax income before interest and other of $59.0 in the first six months of 2009.

Northbridge’s cash resources in the second quarter of 2010 increased by $54.3, compared to a decrease of $233.0 in the second quarter of 2009. Net cash provided by operating activities in the second quarter of 2010 of $4.2 compared to $17.9 of net cash provided by operating activities in the second quarter of 2009, with the year-over-year change primarily attributable to higher income tax payments and lower premiums collected, partially offset by lower claims payments in the second quarter of 2010.

Northbridge’s cash resources in the first six months of 2010 decreased by $18.0, compared to a decrease of $287.4 in the first six months of 2009. Net cash used in operating activities in the first six months of 2010 of $115.2 compared to $87.4 of net cash used in operating activities in the first six months of 2009, with the year-over-year change primarily attributable to higher income tax payments and lower premiums collected, partially offset by lower claims payments in the first six months of 2010.

U.S. Insurance

For the quarters ended June 30, 2010 and 2009

	2010			2009
	Crum & Forster	Zenith National(1)	Total	Crum & Forster(1)
Underwriting profit (loss)	(10.7)	(10.4)	(21.1)	(4.7)
Combined ratio	106.0%	122.7%	109.4%	102.4%
Gross premiums written	231.8	40.3	272.1	238.2
Net premiums written	193.6	38.7	232.3	198.2
Net premiums earned	179.3	45.8	225.1	200.3
Underwriting profit (loss)	(10.7)	(10.4)	(21.1)	(4.7)
Interest and dividends	23.3	5.2	28.5	32.2
Operating income (loss)	12.6	(5.2)	7.4	27.5
Net gains (losses) on investments	82.6	(2.6)	80.0	51.9
Pre-tax income (loss) before interest and other	95.2	(7.8)	87.4	79.4

For the six months ended June 30, 2010 and 2009

	2010			2009
	Crum & Forster	Zenith National(1)	Total	Crum & Forster(1)
Underwriting profit (loss)	(23.8)	(10.4)	(34.2)	(4.3)
Combined ratio	106.6%	122.7%	108.4%	101.1%
Gross premiums written	453.5	40.3	493.8	456.4
Net premiums written	380.4	38.7	419.1	378.5
Net premiums earned	361.9	45.8	407.7	407.7
Underwriting profit (loss)	(23.8)	(10.4)	(34.2)	(4.3)
Interest and dividends	47.4	5.2	52.6	64.3
Operating income (loss)	23.6	(5.2)	18.4	60.0
Net gains (losses) on investments	258.7	(2.6)	256.1	68.0
Pre-tax income (loss) before interest and other	282.3	(7.8)	274.5	128.0
(1)
These results differ from those published by Crum & Forster and Zenith National primarily due to differences between Canadian and US GAAP and purchase accounting adjustments recorded by Fairfax related to the acquisition of Zenith National.

On May 20, 2010, the company commenced consolidating the assets, liabilities and results of operations of Zenith National following the completion of the acquisition of all of the outstanding common shares of Zenith National other than those common shares already owned by the company, as described in note 5. The operating results of Zenith National since acquisition are included in the U.S. Insurance business segment (formerly known as the U.S. Insurance – Crum & Forster business segment prior to May 20, 2010).

Crum & Forster

Crum & Forster’s reported underwriting loss of $10.7 and combined ratio of 106.0% in the second quarter of 2010 compared to an underwriting loss of $4.7 and a combined ratio of 102.4% in the second quarter of 2009 and generally reflected the continuation in 2010 of the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions undertaken by the company. The underwriting results in the second quarter of 2010 included the benefit of 2.9 combined ratio points ($5.3) of net favourable development of prior years’ reserves, principally from workers compensation and property lines. Second quarter 2009 results included 3.6 combined ratio points ($7.2) of net favourable prior years’ reserve development, principally in general liability and workers’ compensation lines. Catastrophe losses of $0.9, primarily related to winter storm activity in the U.S. northeast, added 0.5 of a combined ratio point to the second quarter 2010 underwriting results, compared to $3.3 and 1.6 combined ratio points in the second quarter of 2009. Crum & Forster’s expense ratio excluding commissions remained stable in the second quarter of 2010 compared to the second quarter of 2009 (23.1% compared to 23.0%), given a 10.5% decline in net premiums earned relative to a 10.0% decline in underwriting operating expenses. Crum & Forster’s commission expense ratio of 12.1% in the second quarter of 2010, compared to 11.4% in the second quarter of 2009, reflected the competitive insurance market.

An underwriting loss of $23.8 and a combined ratio of 106.6% in the first six months of 2010, compared to an underwriting loss of $4.3 and a combined ratio of 101.1% in the first six months of 2009, generally reflected the continuation in 2010 of the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions undertaken by the company. The underwriting results in the first six months of 2010 included the benefit of 1.7 combined ratio points ($6.2) of net favourable development of prior years’ reserves, principally from workers compensation reserves and property lines. The underwriting results in the first six months of 2009 included the benefit of 3.5 combined ratio points ($14.3) of net favourable development of prior years’ reserves, principally in general liability and workers’ compensation lines. Crum & Forster’s combined ratio in the first six months of 2010 was adversely affected by a year-over-year deterioration in its expense ratio excluding commissions (23.3% in the first six months of 2010, compared to 22.0% in the first six months of 2009) as a result of the 11.2% decline in net premiums earned relative to a 6.1% decline in underwriting operating expenses. Crum & Forster’s commission expense ratio of 12.3% in the first six months of 2010, compared to 11.4% in the first six months of 2009, reflected the competitive insurance market. Catastrophe losses of $2.7, primarily related to winter storm activity in the U.S. northeast, added 0.7 of a combined ratio point to the first six months of 2010 underwriting results compared to $3.4 and 0.8 combined ratio points in the first six months of 2009.

U.S. commercial lines market conditions continued to be challenging in the second quarter of 2010, and featured industry-wide pricing weakness in casualty lines in particular (including general liability, automobile and workers’ compensation) affecting both renewals and new business. Commercial property lines continued to experience downward pricing pressure in the second quarter of 2010 caused by excess industry capacity as financial markets stabilized and catastrophe losses were low. Gross premiums written and net premiums written decreased by 2.7% and 2.3% respectively in the second quarter of 2010 compared to the second quarter of 2009 primarily as the result of decreased writings of standard commercial property and casualty lines, partially offset by continued growth in specialty lines (including accident and health and certain specialty lines at Crum & Forster’s Seneca division). Net premiums earned decreased by 10.5% in the second quarter of 2010 compared to the second quarter of 2009, reflecting the decline in net premiums written in 2009. Reflecting the above mentioned factors, gross premiums written decreased by 0.6% and net premiums written increased by 0.5% respectively in the first six months of 2010 compared to the first six months of 2009. Net premiums earned decreased by 11.2% in the first six months of 2010 compared to the first six months of 2009.

During the second quarter of 2010, Crum & Forster recorded net gains on investments of $82.6 (including $49.0 of net gains on common stocks and equity derivatives, $27.1 of net gains on other derivatives and $17.9 of net gains on bonds, partially offset by $6.5 of net losses on preferred stocks) compared to $51.9 of net gains on investments in the second quarter of 2009 (including $80.8 of net gains on bonds and $41.4 of net gains on common stocks, partially offset by $51.7 of other than temporary impairments recorded on common stocks and $19.9 of net losses related to credit default swaps). Increased net gains on investments, partially offset by decreased interest and dividend income (principally investment expenses related to total return swaps and decreased dividends on equity securities) and the year-over-year deterioration in underwriting results, caused Crum & Forster’s pre-tax income before interest and other to increase to $95.2 in the second quarter of 2010 from $79.4 in the second quarter of 2009.

During the first six months of 2010, Crum & Forster recorded net gains on investments of $258.7 (including $187.6 of net gains on common stocks and equity derivatives, $63.4 of net gains on bonds and $25.3 of net gains on other derivatives, partially offset by $10.9 of net losses on preferred stocks) compared to $68.0 of net gains on investments in the first six months of 2009 (including $115.0 of net gains on bonds, $46.3 of net gains on common stocks and $13.6 of net gains related to credit default swaps, partially offset by $101.2 of other than temporary impairments recorded principally on common stocks). The $190.7 increase in net gains on investments, partially offset by the year-over-year deterioration in underwriting results and decreased interest and dividend income (principally investment expenses related to total return swaps and decreased dividends on equity securities), increased Crum & Forster’s pre-tax income before interest and other to $282.3 in the first six months of 2010 from $128.0 in the first six months of 2009.

Crum & Forster’s cash resources in the second quarter of 2010 decreased by $355.8, compared to a decline of $90.3 in the second quarter of 2009, primarily as a result of Crum & Forster’s paying an extraordinary dividend of $350.0 to Fairfax in the second quarter of 2010 compared to a dividend of $100.0 paid to Fairfax in the second quarter of 2009. Lower net paid losses and underwriting expense payments partially offset by lower premium collections during the second quarter of 2010 resulted in cash used in operating activities of $40.6 compared to $65.4 of cash used in operating activities in the second quarter of 2009.

Crum & Forster’s cash resources in the first six months of 2010 decreased by $20.2, compared to an increase of $51.5 in the first six months of 2009. Lower income tax payments, paid losses and underwriting expense payments during the first six months of 2010 resulted in cash used in operating activities of $113.0 compared to $272.6 of cash used in operating activities in the first six months of 2009. Crum & Forster paid $480.0 of dividends (including a $350.0 extraordinary dividend) to Fairfax in the first six months of 2010 compared to a dividend of $100.0 paid to Fairfax in the first six months of 2009.

Zenith National

Zenith National’s underwriting loss of $10.4 and combined ratio of 122.7% for the period May 21, 2010 through June 30, 2010 reflected the continuation of premium and loss trends Zenith National experienced prior to the acquisition by Fairfax. The 2010 accident year loss ratio, excluding loss adjustment expenses, remained comparable to the 2009 accident year loss ratio of a little over 50%, but reduced premiums reflecting Zenith National’s careful selection of business resulted in a meaningful increase in the expense ratio. Because of Zenith National’s service strategy as a workers’ compensation specialist, the expense ratios are higher than generally in the property and casualty industry. There was no development of prior years’ reserves in the period May 21, 2010 through June 30, 2010.

Zenith National’s workers’ compensation net premiums earned continued to be impacted by a combination of factors, including competition, employment trends, and rate changes. Compared to June 30, 2009, policies in-force declined 10.7% and insured payroll in-force, the best indicator of exposure, declined 7.1%, reflecting the impact of unemployment and declining payroll levels of Zenith National’s insureds, as well as the impact of competition as shown in the reduction in policies in-force. Net premiums earned also reflected the continuing impact of premium refunds on expiring policies due to lower payrolls for some insureds than what was estimated as the premiums were earned. Although premium rates in California have started to increase modestly as compared to 2009, Florida rates have continued to decline.

During the period May 21, 2010 through June 30, 2010, Zenith National recorded net losses on investments of $2.6 as measured against the fair value of investments as at May 20, 2010 and interest and dividend income of $5.2. Zenith National’s underwriting loss of $10.4 and net losses on investments of $2.6, partially offset by interest and dividends of $5.2, resulted in a pre-tax loss before interest and other for the period May 21, 2010 through June 30, 2010 of $7.8.

Zenith National had cash resources as of June 30, 2010 of $75.6. Net cash used in operating activities for the period May 21, 2010 through June 30, 2010 was $16.0 and included $13.4 of cash payments for costs related to its acquisition by Fairfax which were accrued in the opening Zenith National balance sheet as of May 20, 2010. Cash used in financing activities included a $282.9 dividend paid to Fairfax and its affiliates (of which $259.6 was paid to Fairfax) in June 2010.

During the second quarter of 2010, holders of Crum & Forster’s and Zenith National’s senior notes provided their consent to amend the indentures governing those notes to allow Crum & Forster and Zenith National to make available to senior note holders certain specified financial information and financial statements in lieu of the reports filed with the Securities and Exchange Commission in prior periods. Accordingly, Crum & Forster and Zenith National are no longer subject to SEC reporting obligations.

Fairfax Asia

	Second quarter		First six months
	2010	2009	2010	2009
Underwriting profit	2.0	2.1	3.3	3.9
Combined ratio	94.5%	92.7%	95.4%	92.5%
Gross premiums written	92.6	75.0	175.2	136.5
Net premiums written	37.4	38.3	88.0	66.9
Net premiums earned	38.2	29.7	73.2	52.1
Underwriting profit	2.0	2.1	3.3	3.9
Interest and dividends	13.6	1.2	19.7	6.6
Operating income	15.6	3.3	23.0	10.5
Net gains on investments	4.8	9.3	6.9	13.3
Pre-tax income before interest and other	20.4	12.6	29.9	23.8

Underwriting results for Fairfax Asia in the second quarter of 2010 featured an underwriting profit of $2.0 and a combined ratio of 94.5%, compared to an underwriting profit of $2.1 and a combined ratio of 92.7% in the second quarter of 2009, with each of the 2010 and 2009 quarters reflecting favourable underwriting results at First Capital, partially offset by unfavourable results at Falcon. In the second quarter of 2010, increased motor, marine hull, property and workers’ compensation business activity at First Capital and Falcon resulted in a 23.5% increase in gross premiums written and a 2.3% decrease in net premiums written. The 2010 second quarter results included 1.9 combined ratio points ($0.7) attributable to net favourable development of prior years’ reserves, primarily related to workers compensation lines of business (compared to 3.2 combined ratio points ($1.0) of net adverse development of prior years’ reserves in the second quarter of 2009). Fairfax Asia had net gains on investments in the second quarter of 2010 of $4.8 (including $8.9 of net gains on common stocks and equity derivatives, partially offset by $2.6 of net losses on bonds and $2.4 of net losses on preferred stocks) compared to net gains of $9.3 in the second quarter of 2009 (primarily related to net gains on common stocks). Increased interest and dividends (due to increased equity in earnings of investees, principally ICICI Lombard), stable underwriting profit, partially offset by lower net gains on investments resulted in increased second quarter pre-tax income before interest and other of $20.4 in 2010 compared to pre-tax income before interest and other of $12.6 in the second quarter of 2009.

Fairfax Asia produced underwriting profit of $3.3 and a combined ratio of 95.4% in the first six months of 2010 compared to underwriting profit of $3.9 and a combined ratio of 92.5% in the first six months of 2009, with each of the 2010 and 2009 first six months reflecting favourable underwriting results at First Capital, partially offset by unfavourable results at Falcon. In the first six months of 2010, increased motor, marine hull, property and workers’ compensation business activity at First Capital and Falcon resulted in a 28.4% increase in gross premiums written and a 31.5% increase in net premiums written. The results for the first six months of 2010 included 0.7 combined ratio points ($0.5) attributable to net unfavourable development of prior years’ reserves, primarily related to workers’ compensation lines of business (compared to 5.1 combined ratio points ($2.6) of net unfavourable development in the first six months of 2009). Fairfax Asia had net gains on investments in the first six months of 2010 of $6.9 (including $9.1 of net gains on common stocks and equity derivatives, partially offset by $2.4 of net losses on preferred stocks) compared to net gains of $13.3 in the first six months of 2009 (primarily related to common stocks and bonds). Increased interest and dividends (due to increased equity in earnings of investees, principally ICICI Lombard), partially offset by lower net gains on investments and decreased underwriting profit resulted in increased pre-tax income before interest and other of $29.9 in the first six months of 2010 compared to pre-tax income before interest and other of $23.8 in the first six months of 2009.

Reinsurance – OdysseyRe(1)

	Second quarter		First six months
	2010	2009	2010	2009
Underwriting profit (loss)	13.6	16.6	(45.6)	32.9
Combined ratio	97.1%	96.5%	104.9%	96.5%
Gross premiums written	477.2	511.4	1,038.9	1,066.3
Net premiums written	421.6	459.8	894.8	938.8
Net premiums earned	470.5	480.5	927.6	950.5
Underwriting profit (loss)	13.6	16.6	(45.6)	32.9
Interest and dividends	71.5	82.4	150.8	152.0
Operating income	85.1	99.0	105.2	184.9
Net gains on investments	194.0	112.9	250.4	102.1
Pre-tax income before interest and other	279.1	211.9	355.6	287.0

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP and purchase accounting adjustments recorded by Fairfax related to the privatization of OdysseyRe.

In the second quarter of 2010, OdysseyRe reported an underwriting profit of $13.6 and a combined ratio of 97.1%, compared to an underwriting profit of $16.6 and a combined ratio of 96.5% in the second quarter of 2009. The 2010 second quarter combined ratio included 3.6 combined ratio points ($17.2 net of reinstatement premiums) related to current period catastrophe losses, principally related to the Eastern European floods and the Scandinavia winter freeze. The combined ratio in the second quarter of 2010 included 6.6 combined ratio points ($30.8 net of reinstatement premiums) related to the Deepwater Horizon loss. The 2009 second quarter combined ratio included 2.9 combined ratio points ($13.9 net of reinstatement premiums) related to current period catastrophe losses, primarily related to windstorm Klaus in Europe. Second quarter 2010 underwriting results included 1.6 combined ratio points ($7.5) attributable to net adverse development of prior years’ reserves, comprised of net unfavourable development in the Americas and EuroAsia divisions, partially offset by net favourable development in the London Market and U.S. Insurance divisions. Second quarter 2009 underwriting results included 0.2 combined ratio points ($0.9) of net adverse prior period reserve development. OdysseyRe’s combined ratio for the second quarter of 2010 was adversely affected by a year-over-year deterioration in its expense ratio (9.8% in the second quarter of 2010, compared to 9.2% in the second quarter of 2009) as a result of the 2.1% decline in net premiums earned relative to a 4.5% increase in underwriting operating expenses, primarily the result of infrastructure investments within the U.S. Insurance division.

In the first six months of 2010, OdysseyRe reported an underwriting loss of $45.6 and a combined ratio of 104.9%, compared to an underwriting profit of $32.9 and a combined ratio of 96.5% in the first six months of 2009. The 2010 first six months combined ratio included 14.6 combined ratio points ($135.5 net of reinstatement premiums) related to current period catastrophe losses, principally related to the Chilean earthquake (9.3 combined ratio points, $86.2 net of reinstatement premiums). The combined ratio in the first six months of 2010 included 3.3 combined ratio points ($30.8 net of reinstatement premiums) related to the Deepwater Horizon loss. The 2009 first six months combined ratio included 6.0 combined ratio points ($56.6 net of reinstatement premiums) related to current period catastrophe losses, primarily related to windstorm Klaus in Europe. First six months 2010 underwriting results included 0.3 of a combined ratio point ($2.6) attributable to net adverse development of prior years’ reserves, comprised of net unfavourable development in the Americas and EuroAsia divisions, partially offset by net favourable development in the London Market and U.S. Insurance divisions. First six months 2009 underwriting results included 1.1 combined ratio points ($10.9) of net favourable reserve development, including net favourable development in the London market, U.S. Insurance and EuroAsia divisions, partially offset by a strengthening of reserves in the Americas division related to the financial crisis. OdysseyRe’s combined ratio for the first six months of 2010 was adversely affected by a year-over-year deterioration in its expense ratio (10.5% in the first six months of 2010, compared to 9.2% in the first six months of 2009) as a result of the 2.4% decline in net premiums earned relative to an 11.6% increase in underwriting operating expenses, primarily the result of infrastructure investments within the U.S. Insurance division.

OdysseyRe continued to experience broad competitive pressures in the second quarter of 2010 in the global reinsurance and insurance markets in which its divisions compete. Gross premiums written in the second quarter of 2010 decreased 6.7% to $477.2 from $511.4 in the second quarter of 2009, and included decreases of 13.0%, 10.7% and 4.3% in the U.S. Insurance, Americas and EuroAsia divisions respectively, partially offset by an increase of 9.1% in the London Market division. Net premiums written during the second quarter of 2010 declined 8.3% to $421.6 from $459.8 in the second quarter of 2009, and net premiums earned decreased 2.1% to $470.5 from $480.5. Premiums written by the EuroAsia and London Market divisions and translated to U.S. dollars decreased as a result of the year-over-year strengthening of the U.S. dollar relative to the euro and the pound sterling. Gross premiums written in the first six months of 2010 decreased 2.6% to $1,038.9 from $1,066.3 in the first six months of 2009, and included decreases of 10.4%, 4.7% and 0.4% in the U.S. Insurance, Americas and EuroAsia divisions respectively, partially offset by an increase of 11.4% in the London Market division. Net premiums written in the first six months of 2010 decreased 4.7% to $894.8 from $938.8 in the first six months of 2009, and net premiums earned decreased 2.4% to $927.6 from $950.5.

Interest and dividend income in the second quarter of 2010 decreased 13.2% compared to the second quarter of 2009, primarily reflecting increased investment expenses including expenses incurred in connection with total return swaps and decreased equity in earnings of investees partially offset by the impact of the larger average size of the investment portfolio during the second quarter of 2010 compared to the second quarter of 2009. OdysseyRe had net investment gains of $194.0 in the second quarter of 2010 (including $188.7 of net gains on common stocks and equity derivatives, $101.6 of net gains on bonds and $41.5 of net gains on other derivatives, partially offset by $106.9 of net losses related to foreign currency and $22.1 of net losses on preferred stocks) compared to net investment gains of $112.9 in the second quarter of 2009 (including $136.7 of net gains on bonds, $21.2 of net gains on foreign currency and $18.0 of net gains on common stocks, partially offset by $45.6 of other than temporary impairments recorded on common stocks and bonds and $17.5 of net losses on credit default swaps). Despite the year-over-year decline in underwriting profitability and decreased interest and dividends, the increase in net investment gains produced pre-tax income before interest and other of $279.1 in the second quarter of 2010 compared to $211.9 in the second quarter of 2009.

Interest and dividend income in the first six months of 2010 decreased 0.8% compared to the first six months of 2009, primarily reflecting increased investment expenses including expenses incurred in connection with total return swaps partially offset by the impact of the larger average size of the investment portfolio during the second quarter of 2010 compared to the second quarter of 2009. OdysseyRe had net investment gains of $250.4 in the first six months of 2010 (including $222.0 of net gains on common stocks and equity derivatives, $179.0 of net gains on bonds and $28.3 of net gains on other derivatives, partially offset by $134.0 of net losses related to foreign currency and $35.3 of net losses related to preferred stocks) compared to net investment gains of $102.1 in the first six months of 2009 (including $210.2 of net gains on bonds, $20.6 of net gains on common stocks and equity derivatives and $4.5 of net gains related to foreign currency, partially offset by $118.7 of other than temporary impairments recorded principally on common stocks and bonds and $13.4 of net losses related to credit default swaps). Despite the year-over-year decrease in underwriting profitability and decreased interest and dividends, the increase in net investment gains, produced pre-tax income before interest and other of $355.6 in the first six months of 2010 compared to $287.0 in the first six months of 2009.

Cash resources at OdysseyRe decreased by $93.0 to $984.6 during the second quarter of 2010. Net cash provided by operating activities in the second quarter of 2010 of $72.9 compared to net cash used in operating activities in the second quarter of 2009 of $0.6, with the year-over-year change primarily attributable to lower income tax payments made in the second quarter of 2010.

Cash resources at OdysseyRe increased by $43.2 to $984.6 during the first six months of 2010. Net cash provided by operating activities in the first six months of 2010 of $118.8 compared to net cash used in operating activities of $76.0 in the first six months of 2009, with the year-over-year change primarily attributable to higher income tax payments in the first six months of 2009 (substantially related to significant investment gains realized in 2008) and increased underwriting cash flows in the first six months of 2010, including higher collections from premiums receivables.

During the third quarter of 2010, holders of OdysseyRe’s senior notes provided their consent to amend the indenture governing those senior notes to allow OdysseyRe to make available to senior note holders certain specified financial information and financial statements in lieu of the reports filed with the SEC in prior periods. For more information on OdysseyRe’s results, please see its second quarter report on Form 10-Q which will be posted on its website www.odysseyre.com.

Reinsurance and Insurance – Other

For the quarters ended June 30, 2010 and 2009

	2010						2009
	Group Re	Advent(1)	Polish Re	Fairfax Brasil	Intercompany	Total	Group Re	Advent(1)	Polish Re	Intercompany	Total
Underwriting profit (loss)	(0.1)	14.6	(1.4)	(2.7)	–	10.4	0.4	14.4	0.6	—	15.4
Combined ratio	100.1%	67.0%	108.5%	–	–	91.8%	99.4%	75.1%	98.0%	—	89.4%
Gross premiums written	61.3	67.2	18.6	5.4	(10.2)	142.3	59.3	76.9	27.0	(10.9)	152.3
Net premiums written	61.3	37.9	16.8	(2.9)	–	113.1	59.2	56.4	26.8	—	142.4
Net premiums earned	66.2	44.4	17.0	(0.5)	–	127.1	59.4	57.7	27.0	—	144.1
Underwriting profit (loss)	(0.1)	14.6	(1.4)	(2.7)	–	10.4	0.4	14.4	0.6	—	15.4
Interest and dividends	6.4	3.5	0.1	–	–	10.0	3.2	4.8	0.1	—	8.1
Operating income (loss)	6.3	18.1	(1.3)	(2.7)	–	20.4	3.6	19.2	0.7	—	23.5
Net gains (losses) on investments	3.0	(0.8)	4.8	0.4	–	7.4	(2.6)	(10.7)	2.0	—	(11.3)
Pre-tax income (loss) before interest and other	9.3	17.3	3.5	(2.3)	–	27.8	1.0	8.5	2.7	—	12.2

For the six months ended June 30, 2010 and 2009

	2010						2009
	Group Re	Advent(1)	Polish Re	Fairfax Brasil	Intercompany	Total	Group Re	Advent(1)	Polish Re	Intercompany	Total
Underwriting profit (loss)	(6.1)	(17.2)	(0.6)	(4.4)	–	(28.3)	(3.2)	17.5	1.8	—	16.1
Combined ratio	105.1%	114.1%	102.1%	–	–	110.5%	102.9%	90.5%	95.7%	—	95.2%
Gross premiums written	125.6	230.5	41.7	5.6	(35.4)	368.0	126.7	304.4	49.3	(30.2)	450.2
Net premiums written	125.6	140.2	34.9	(2.7)	–	298.0	126.6	207.6	48.6	—	382.8
Net premiums earned	118.6	122.1	29.2	(0.5)	–	269.4	110.5	184.7	40.6	—	335.8
Underwriting profit (loss)	(6.1)	(17.2)	(0.6)	(4.4)	–	(28.3)	(3.2)	17.5	1.8	—	16.1
Interest and dividends	12.5	7.5	0.6	0.3	–	20.9	6.5	9.5	2.0	—	18.0
Operating income (loss)	6.4	(9.7)	–	(4.1)	–	(7.4)	3.3	27.0	3.8	—	34.1
Net gains (losses) on investments	34.5	4.1	4.7	0.9	–	44.2	(10.8)	(12.9)	0.7	—	(23.0)
Pre-tax income (loss) before interest and other	40.9	(5.6)	4.7	(3.2)	–	36.8	(7.5)	14.1	4.5	—	11.1

(1)	These results for Advent differ from those published by Advent Capital (Holdings) PLC primarily due to differences in classification between Canadian GAAP and IFRS as adopted by the European Union.

In March 2010, the company’s recently established, wholly-owned insurer, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”) commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010). In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting, as described in note 5.

In the second quarter of 2010, the Reinsurance and Insurance – Other segment produced a combined ratio of 91.8% and an underwriting profit of $10.4, compared to a combined ratio of 89.4% and an underwriting profit of $15.4 in the second quarter of 2009. The second quarter 2010 results included current period catastrophe losses of 3.4 combined ratio points ($4.3 net of reinstatement premiums) related principally to the property catastrophe businesses of Advent and Polish Re and also included 4.4 combined ratio points ($5.6) related to the Deepwater Horizon loss. The results in the second quarter of 2009 included 4.8 combined ratio points ($6.9 net of reinstatement premiums), related principally to Advent’s property catastrophe business. Second quarter 2010 underwriting results included 13.7 combined ratio points ($17.4) of net favourable development of prior years’ reserves principally related to the World Trade Center claims at Advent. Second quarter 2009 underwriting results included 1.0 combined ratio point ($1.5) of net adverse development of prior years’ reserves, comprising net adverse development at Group Re and Advent, partially offset by net favourable development at Polish Re.

In the first six months of 2010, the Reinsurance and Insurance – Other segment produced a combined ratio of 110.5% and an underwriting loss of $28.3, compared to a combined ratio of 95.2% and an underwriting profit of $16.1 in the first six months of 2009. The underwriting results in the first six months of 2010 included current period catastrophe losses of 24.5 combined ratio points ($65.6 net of reinstatement premiums) primarily related to the impact of the Chilean earthquake on Advent and Group Re’s property reinsurance business and the Eastern European floods on the property catastrophe business of Polish Re and also included 2.1 combined ratio points ($5.6) related to the Deepwater Horizon loss. The results in the first six months of 2009 included 2.9 combined ratio points ($9.8 net of reinstatement premiums) of current period catastrophe losses related principally to Advent’s property catastrophe business. Prior to giving effect to the impact of the Chilean earthquake ($33.8 and $13.9 at Advent and Group Re net of reinstatement premiums respectively), the combined ratio of the Reinsurance and Insurance – Other segment was 92.8% in the first six months of 2010. The first six months of 2010 underwriting results also included 7.7 combined ratio points ($20.8) of net favourable development of prior years’ reserves principally related to the World Trade Center claims at Advent. First six months of 2009 underwriting results included 1.8 combined ratio points ($6.0) of net adverse development of prior years’ reserves, primarily related to Group Re’s 2002 and prior years’ claims assumed from Northbridge and increased losses at Advent related to Hurricanes Ike and Gustav.

Gross premiums written and net premiums written by the Reinsurance and Insurance – Other segment in the second quarter of 2010 declined by 6.6% and 20.6% respectively primarily as the result of Advent’s disciplined response to challenging market conditions, a decline in motor property and liability business written by Polish Re and the consolidation of Fairfax Brasil. Increased utilization of catastrophe reinsurance by Advent resulted in the decrease in net premiums written being in excess of the decrease in gross premiums written. The Reinsurance and Insurance – Other segment had net investment gains of $7.4 in the second quarter of 2010 (principally $14.6 of net gains on bonds, partially offset by $1.3 of net losses on common stocks and equity derivatives and $3.5 of net losses related to foreign currency) compared to net investment losses of $11.3 in the second quarter of 2009 (principally $5.5 of other than temporary impairments recorded on common stock investments). Increased net gains on investments and increased interest and dividend income, partially offset by decreased underwriting profit produced pre-tax income before interest and other of $27.8 compared to a pre-tax income before interest and other of $12.2 in the second quarter of 2009.

Gross premiums written and net premiums written by the Reinsurance and Insurance – Other segment in the first six months of 2010 declined by 18.3% and 22.2% compared to the first six months of 2009 primarily due to lower reinsurance-to-close premiums received by Advent in the first quarter of 2010 compared to the first quarter of 2009, Advent’s disciplined response to challenging market conditions, a decline in motor property and liability business written by Polish Re and the consolidation of Fairfax Brasil. Increased utilization of catastrophe reinsurance by

Advent resulted in the decrease in net premiums written being in excess of the decrease in gross premiums written. Group Re’s gross premiums written in the first six months of 2009 included $31.6 related to a quota share contract with Advent (30% (40% – 2009) of Advent’s property reinsurance business) and $3.8 related to a quota share contract with Polish Re (31.8% (2009 – 36.5%) of Polish Re’s property reinsurance business since July 1, 2009). The Reinsurance and Insurance – Other segment had net investment gains of $44.2 in the first six months of 2010 (principally $22.8 of net gains on bonds and $24.3 of net gains on common stocks and equity derivatives partially offset by $2.1 of net losses on foreign currency) compared to net losses on investments of $23.0 in the first six months of 2009 (principally $17.9 of other than temporary impairments recorded on common stock investments). Increased net gains on investments and interest and dividend income, partially offset by a deterioration in underwriting profit, produced pre-tax income before interest and other of $36.8 compared to pre-tax income before interest and other of $11.1 in the first six months of 2009.

Runoff

	Second quarter		First six months
	2010	2009	2010	2009
Gross premiums written	0.4	0.7	1.6	1.7
Net premiums written	–	0.3	1.4	0.3
Net premiums earned	–	0.3	1.4	0.5
Losses on claims	(1.9)	0.5	(9.9)	(1.9)
Operating expenses	(19.7)	(23.1)	(41.1)	(53.2)
Interest and dividends	15.8	14.1	31.3	26.9
Operating loss	(5.8)	(8.2)	(18.3)	(27.7)
Net gains on investments	37.7	42.0	77.1	35.6
Pre-tax income	31.9	33.8	58.8	7.9

The Runoff segment reported pre-tax income of $31.9 in the second quarter of 2010 (compared to a pre-tax income of $33.8 in the second quarter of 2009), primarily reflecting a year-over-year decrease in net investment gains, partially offset by a decreased operating loss of $5.8 (compared to an operating loss of $8.2 in the second quarter of 2009). The reduced operating loss principally reflected lower operating expenses resulting from operating cost reduction initiatives undertaken early in 2009 (primarily decreased third party claims administrator fees and compensation expenses) and increased interest and dividend income (primarily as a result of increased yield and a larger average investment portfolio). Second quarter 2010 net gains on investments of $37.7 included $13.7 of net gains on bonds, $16.6 of net gains related to credit default swaps and other derivatives, $6.8 of net gains on common stocks and equity derivatives and $2.2 of net gains related to foreign currency. Second quarter 2009 net gains on investments of $42.0 were principally comprised of $42.2 of net gains on common stocks and equity derivatives and $31.8 of net gains on bonds, partially offset by $17.8 of other than temporary impairment recorded on common stocks and bonds and $17.2 of net losses related to credit default swaps.

The Runoff segment reported pre-tax income of $58.8 in the first six months of 2010 (compared to a pre-tax income of $7.9 in the first six months of 2009), primarily reflecting a year-over-year increase in net investment gains and a decreased operating loss of $18.3 (compared to an operating loss of $27.7 in the first six months of 2009). The reduced operating loss principally reflected lower operating expenses resulting from operating cost initiatives undertaken early in 2009 (primarily decreased third party claims administrator fees and compensation expenses) and increased interest and dividend income (primarily as a result of increased yield) partially offset by increased incurred losses related to adverse development of prior years’ claims in Europe. In the first six months of 2010, net gains on investments of $77.1 were principally comprised of $37.2 of net gains on bonds, $20.3 of net gains on common stocks and equity derivatives, $17.3 of net gains related to credit default swaps and other derivatives and $3.9 of net gains related to foreign currency. Net gains on investments of $35.6 in the first six months of 2009 were principally comprised of $42.5 of net gains on common stocks and equity derivatives and $36.4 of net gains on bonds, partially offset by $29.7 of other than temporary impairments recorded on common stocks and $15.4 of net losses related to credit default swaps.

Other(1)

	Second quarter		First six months
	2010	2009	2010	2009
Revenue	120.3	130.5	262.1	271.3
Expenses	(125.2)	(132.8)	(262.3)	(267.9)
Pre-tax income (loss) before interest and other	(4.9)	(2.3)	(0.2)	3.4
Interest expense	(0.2)	(0.2)	(0.4)	(0.7)
Pre-tax income (loss)	(5.1)	(2.5)	(0.6)	2.7

(1)	These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley.

The Other business segment comprises the animal nutrition business (Ridley).

Ridley’s financial results in the second quarter and first six months of 2010 included a $2.6 impairment loss recognized on the closure of two manufacturing facilities. The effect of lower overall volumes in 2010 compared to 2009 was partially offset by improved product mix. Ridley is one of North America’s leading animal nutrition companies.

Other Elements of Net Earnings

Consolidated interest and dividend income in the second quarter and first six months of 2010 included the interest and dividends of Zenith National since acquisition (which were not included in the second quarter and first six months of 2009). Consolidated interest and dividend income in the second quarter of 2010 increased 3.3% to $190.5 from $184.5 in the second quarter of 2009 and in the first six months of 2010 increased 4.9% to $373.2 from $355.6 in the first six months of 2009 (after excluding $5.2 of interest and dividends recorded by Zenith National in the second quarter and first six months respectively). The increased year-over-year interest and dividends earned is primarily due to the effect of the larger average portfolio investments held during 2010 compared to 2009 and increased equity in earnings of investees, partially offset by increased investment expense incurred in connection with total return swaps and the impact of lower short term interest rates year-over-year.

Consolidated net gains on investments in the second quarter of 2010 of $388.7 included $351.0 of net gains on common stocks and equity derivatives, $109.0 of net gains on bonds and $106.6 of net gains on credit default swaps and other derivatives, partially offset by $117.7 of net losses related to foreign currency, $52.5 of net losses on preferred stocks and $7.6 of other than temporary impairments recorded on common stock investments. Consolidated net gains on investments of $330.0 in the second quarter of 2009 included $295.6 of net gains on bonds, $208.9 of net gains on common stocks and equity derivatives and $27.3 of net gains related to foreign currency, partially offset by $118.4 of other than temporary impairments recorded on common stock and bond investments and $82.0 of net losses related to credit default swaps.

Consolidated net gains on investments in the first six months of 2010 of $804.3 included $586.7 of net gains on common stocks and equity derivatives, $364.3 of net gains on bonds and $98.7 of net gains related to credit default swaps and other derivatives, partially offset by $155.0 of net losses related to foreign currency, $84.4 of net losses on preferred stocks and $9.5 of other than temporary impairments recorded principally on common stocks and bonds. Consolidated net gains on investments in the first six months of 2009 of $177.0 included $417.8 of net gains on bonds and $111.6 of net gains on common stocks and equity derivatives, partially offset by $331.4 of other than temporary impairments recorded on common stock and bond investments and $25.6 of net losses related to credit default swaps.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the second quarter of 2010 as a result of volatility in the equity markets and international credit concerns, the company determined to increase the level of protection of its equity and equity-related holdings against a potential decline in equity markets by way of additional short positions effected through equity index total return swaps. Accordingly, the company added short positions in the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5) to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) entered into during the third quarter of 2009. At June 30, 2010, equity hedges represented approximately 92.5% of the company’s equity and equity-related holdings ($5,627.8). The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

Consolidated interest expense increased 22.3% to $46.1 in the second quarter of 2010 from $37.7 in the second quarter of 2009 and increased 20.1% to $91.6 in the first six months of 2010 from $76.3 in the first six months of 2009, primarily reflecting the additional interest expense incurred following the company’s third quarter 2009 issuance of Cdn$400.0 of senior unsecured notes and the company’s second quarter 2010 issuance of Cdn$275.0 of senior unsecured notes. Consolidated interest expense is comprised of the following:

	Second quarter		First six months
	2010	2009	2010	2009
Fairfax	29.7	21.5	59.4	43.1
Crum & Forster	7.0	7.0	14.0	13.9
Zenith National	0.7	—	0.7	—
OdysseyRe	7.5	7.8	15.0	15.9
Advent	1.0	1.2	2.1	2.7
Ridley	0.2	0.2	0.4	0.7
	46.1	37.7	91.6	76.3

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	Second quarter		First six months
	2010	2009	2010	2009
Fairfax corporate overhead	28.4	15.2	54.1	40.5
Subsidiary holding companies corporate overhead	12.4	10.7	29.7	23.9
Holding company interest and dividends	(5.2)	(1.3)	(8.8)	(9.2)
Holding company net (gains) losses on investments	34.5	(73.3)	(43.4)	38.7
Investment management and administration fees	(19.6)	(12.6)	(30.8)	(23.5)
	50.5	(61.3)	0.8	70.4

Fairfax corporate overhead expense in the second quarter of 2010 increased to $28.4 from $15.2 in the second quarter of 2009, primarily as a result of increased compensation and general expenses (including costs associated with the acquisition of Zenith National). Subsidiary holding companies’ corporate overhead expense in the second quarter of 2010 increased to $12.4 from $10.7 in the second quarter of 2009, primarily due to increased compensation expenses. Interest and dividends earned on holding company cash, short term investments and marketable securities increased in the second quarter of 2010 compared to the second quarter of 2009 primarily as a result of increased equity earnings of investees. Net losses on investments at the holding company of $34.5 in the second quarter of 2010 (2009 – net gains of $73.3) included $68.6 of net losses on bonds, $9.3 of net losses on preferred stocks and $6.5 of net losses related to foreign currency, partially offset by $28.6 of net gains on common stocks and equity derivatives and $15.4 of net gains related to credit default swaps and other derivatives. Net gains on investments at the holding company of $73.3 in the second quarter of 2009 included $87.7 of net gains on common stocks and equity derivatives and $15.4 of net gains on bonds, partially offset by $24.1 of net losses related to credit default swaps and $1.3 of net losses related to foreign currency.

Fairfax corporate overhead expense in the first six months of 2010 increased to $54.1 from $40.5 in the first six months of 2009, primarily as a result of increased compensation and general expenses (including costs associated with the acquisition of Zenith National). Subsidiary holding companies’ corporate overhead expenses increased to $29.7 in the first six months of 2010 from $23.9 in the first six months of 2009, principally due to increased compensation expense. Interest and dividends earned on holding company cash, short term investments and marketable securities decreased in the first six months of 2010 compared to the first six months of 2009 as a result of lower short term interest rates year-over-year. Net gains on investments at the holding company of $43.4 in the first six months of 2010 (2009 – net losses of $38.7) included $49.5 of net gains on common stocks and equity derivatives and $21.6 of net gains related to credit default swaps and other derivatives, partially offset by $18.2 of net losses on preferred stocks, $12.5 of net losses on bonds and $5.7 of net losses related to foreign currency. Net losses on investments at the holding company of $38.7 in the first six months of 2009 included $25.9 of net losses on common stocks and equity derivatives, $15.2 of net losses related to credit default swaps, $7.9 of net losses related to foreign currency and $12.1 of other than temporary impairments recorded on common stocks and bonds, partially offset by $18.7 of net gains on bonds.

The effective income tax rate of 29.1% implicit in the $133.5 provision for income taxes in the second quarter of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the impact of the resolution of certain income tax matters from previous years, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, partially offset by withholding tax paid on an intercompany dividend from the U.S. to Canada.

The effective income tax rate 25.2% implicit in the $207.2 provision for income taxes in the first six months of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the impact of the resolution of certain income tax matters from previous years and the utilization of previously unrecognized tax losses, partially offset by withholding tax paid on an intercompany dividend from the U.S. to Canada.

The effective income tax rate of 27.5% and 24.4% implicit in the $122.1 and $91.2 provision for income taxes in the second quarter and first six months of 2009 respectively differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and where the benefit of accumulated income tax losses is unrecorded, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The attribution of net earnings to the non-controlling interests in the consolidated statements of earnings is comprised as follows:

	Second quarter		First six months
	2010	2009	2010	2009
OdysseyRe	–	45.0	–	62.2
Northbridge	–	—	–	2.7
Advent	–	2.1	–	2.0
Ridley	(1.0)	(1.5)	(0.3)	(0.4)
Fairfax Asia	0.3	0.5	0.4	0.4
	(0.7)	46.1	0.1	66.9

During the latter part of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax, as described in note 18 of the company’s 2009 Annual Report. During the first quarter of 2009, the company completed the previously announced Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100% (this transaction is described in note 5).

Financial Condition

Holding company cash, short term investments and marketable securities at June 30, 2010 totaled $1,423.0 ($1,379.8 net of $43.2 of holding company short sale and derivative obligations), compared to $1,251.6 at December 31, 2009 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first six months of 2010 included the following inflows, the receipt of $183.1 (Cdn$195.3) of net proceeds on the issuance of Series E preferred shares, the receipt of $199.8 of net proceeds on the issuance of subordinate voting shares, the receipt of $267.1 (Cdn$272.5) of net proceeds on the issuance of 7.25% unsecured notes due 2020, the consolidation of Zenith National’s cash, short term investments and marketable securities of $33.1, and the receipt of $739.6 of dividends (comprised of a $130.0 ordinary and a $350.0 extraordinary dividend received from Crum & Forster and a $259.6 dividend received from Zenith National subsequent to its acquisition by the company), and the following outflows, the payment of $1.3 billion in respect of the company’s acquisition of Zenith National and the payment of $211.5 of common and preferred share dividends. On July 28, 2010, the company received $233.8 (Cdn$242.2) of net proceeds on the issuance of Series G preferred shares. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments decreased by $499.3 to $2,745.5 at June 30, 2010 from $3,244.8 at December 31, 2009, with the decrease primarily related to net sales of investments (principally available for sale securities) to fund subsidiaries’ operating cash requirements and dividends to Fairfax of $739.6 paid in the first six months of 2010, partially offset by the consolidation of Zenith National’s cash and short term investments of $89.1.

Consolidated cash resources decreased by $412.1 during the second quarter of 2010, primarily as a result of $489.1 of cash used in investing activities (which included cash used in the company’s acquisition of Zenith National, as describe in note 5), $109.1 of cash used in operating activities, and $222.9 of cash provided by financing activities (including the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.8, partially offset by $16.0 in purchases of shares for treasury, $13.4 of repayment of long term debt primarily by Zenith National, as described in note 6, and $5.7 of preferred share dividends paid). Consolidated cash resources increased by $71.3 during the second quarter of 2009, primarily as a result of foreign currency translation.

Consolidated cash resources increased by $667.6 during the first six months of 2010, primarily as a result of $531.2 of cash provided by investing activities (which included cash used in the company’s acquisition of Zenith National, as describe in note 5), $211.4 of cash used in operating activities, and $389.0 of cash provided by financing activities (including the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1, the issuance of subordinate voting shares for net proceeds of $199.8 and the issuance of Cdn$200 par value of Series E preferred shares, for net proceeds of $183.1, partially offset by $211.5 of common and preferred share dividends paid, $16.0 related to purchases of shares for treasury and $13.8 of repayment of long term debt primarily by Zenith National, as described in note 6). Consolidated cash resources decreased by $801.3 in the first six months of 2009, primarily as a result of $596.3 of cash used in operating activities, $26.4 of cash provided by investing activities (which included cash used in the company’s privatization of Northbridge and the company’s acquisition of Polish Re, as described in note 5), and $264.0 of cash used in financing activities, including the payment of a $140.8 dividend on the company’s common shares.

The net $399.1 increase in recoverable from reinsurers to $4,208.2 at June 30, 2010 from $3,809.1 at December 31, 2009 primarily related to the acquisition of Zenith National, the effects of losses ceded to reinsurers related to the Chilean earthquake (principally by OdysseyRe) and a significant reinsurance recoverable recorded on the Aban Pearl oil rig loss (principally at Fairfax Asia), partially offset by the business impact of challenging industry conditions and the economy on Crum & Forster and continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances.

The net $1,123.7 increase in provision for claims to $15,870.8 at June 30, 2010 from $14,747.1 at December 31, 2009 related primarily to the acquisition of Zenith National, the effects of the significant catastrophe losses incurred by OdysseyRe, Advent and Group Re in the first quarter of 2010 and large losses incurred in the second quarter of 2010 related to the Deepwater Horizon and the Aban Pearl oil rig losses (principally at OdysseyRe, Advent and Fairfax Asia), partially offset by continued progress by Runoff and reduced underwriting activity at Crum & Forster as a result of the weak economic conditions, the softening underwriting cycle and competitive market conditions.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at June 30, 2010, the latter primarily included the company’s investments in ICICI Lombard, International Coal Group and Cunningham Lindsey Group), the aggregate carrying value of which was $21,142.8 at June 30, 2010 ($21,071.4 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2009 of $20,078.6 ($20,030.3 net of subsidiary short sale and derivative obligations). The net $1,041.1 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at June 30, 2010 compared to December 31, 2009 primarily reflected net realized gains (including net investment gains on subsidiary portfolio investments of $760.9), partially offset by a decrease in net unrealized gains on subsidiary available for sale investments of $231.0 and the consolidation of Zenith National’s investment portfolio ($1.6 billion at June 30, 2010), and also reflected subsidiary uses of cash, funded by subsidiary portfolio investments, that included $184.4 of subsidiary corporate income tax payments, and the payment of dividends to Fairfax. Major movements in portfolio investments in the first six months of 2010 included a $499.3 decrease in subsidiary cash and short term investments (as previously described), a $1,039.6 decrease in common stocks and investments, at equity, and a $589.3 increase in derivatives and other invested assets (principally short positions effected through equity and equity index total return swaps and CPI-linked derivatives ). During the second quarter of 2010, as a result of volatility in the equity markets and international credit concerns, the company determined to increase the level of protection of its equity and equity-related holdings against a potential decline in equity markets by way of additional short positions effected through equity index total return swaps. Accordingly, the company added short positions in the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5) to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) entered into during the third quarter of 2009. At June 30, 2010, equity hedges represented approximately 92.5% of the company’s equity and equity-related holdings. The unrecorded excess of fair value over the carrying value of investments carried at equity was $154.3 at June 30, 2010 ($170.8 at December 31, 2009).

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market values and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

Future income tax assets decreased by $46.9 to $271.8 during the first six months of 2010, the decrease being primarily attributable to the effect on the future income taxes asset of an increase in the unrealized appreciation of investments held for trading partially offset by the decrease in unrealized appreciation on investments classified as available for sale and the consolidation of the future income taxes liability of Zenith National, partially offset by increases in unutilized foreign tax credits in the U.S. Income taxes payable increased by $42.9 to $113.8 during the first six months of 2010, principally reflecting income taxes payable related to realized investment gains.

The $487.4 increase in goodwill and intangible assets in the first six months of 2010 resulted from the Zenith National acquisition as described in note 5 and foreign currency translation amounts related to the Northbridge and Polish Re goodwill and intangible assets. Consolidated goodwill of $563.2 (December 31, 2009 – $249.3) and intangible assets of $363.0 (December 31, 2009 – $189.5) (principally related to the value of customer and broker relationships and brand names) are comprised primarily of amounts arising on the acquisition of Zenith National during 2010, and the privatization of Northbridge and OdysseyRe during 2009. Annual goodwill impairment tests are scheduled in the latter half of 2010. The intended use, expected life and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The customer and broker relationships intangible assets will be amortized to net earnings over periods ranging from 8 to 20 years.

There were no significant changes to the non-controlling interests at June 30, 2010 compared to December 31, 2009. The non-controlling interests balance primarily relates to OdysseyRe’s preferred stock and Ridley.

Financial Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial risks are classified as underwriting, credit, market, foreign currency and liquidity risk. The company’s framework to monitor, evaluate and manage these risks is consistent with that in place as at December 31, 2009 (as disclosed in note 19 to the consolidated financial statements in the company’s 2009 Annual Report) except as described below.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at June 30, 2010 compared to December 31, 2009.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial or contractual obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverables and receivables and balances due from counterparties to derivative contracts (primarily credit default swaps, total return swaps and CPI-linked derivatives). There were no significant changes to the company’s exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at June 30, 2010 compared to December 31, 2009.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap, CPI-linked and other derivative contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts. The fair value of the collateral deposited for the benefit of the company at June 30, 2010, all of which consisted of government securities that may be sold or repledged by the company, was $237.2 ($23.2 at December 31, 2009). The company had not exercised its right to sell or repledge collateral at June 30, 2010.

The following table summarizes the effect of the credit default swap hedging instruments and related economically hedged items on the company’s historical financial position and results of operations as of and for the three months and six months ended June 30, 2010 and 2009:

	As of and for the period ended June 30, 2010
			Second quarter			First six months
	Exposure / notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Credit risk exposures:
Bonds:
U.S., Canadian and other government	3,268.0	3,268.0	–	–	–	–	–	–
Canadian provincials	1,373.8	1,373.8	–	–	–	–	–	–
U.S. states and municipalities	5,879.3	5,879.3	9.5	77.2	86.7	4.7	136.8	141.5
Corporate and other and mortgage backed securities-residential	2,869.5	2,869.5	(31.3)	(48.2)	(79.5)	(38.8)	145.8	107.0
Derivatives and other invested assets:
Receivable from counterparties to derivatives	842.5	842.5	–	2.3	2.3	–	2.3	2.3
Accounts receivable and other	2,045.2	2,045.2	–	1.4	1.4	–	(0.2)	(0.2)
Recoverable from reinsurers	4,208.2	4,208.2	–	(4.7)	(4.7)	–	(6.2)	(6.2)
Cash and short term investments	3,309.3	3,309.3	–	–	–	–	–	–
	23,795.8	23,795.8	(21.8)	28.0	6.2	(34.1)	278.5	244.4
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(3,624.4)	95.7	–	48.9	48.9	–	50.4	50.4
Net exposure and financial effects	20,171.4		(21.8)	76.9	55.1	(34.1)	328.9	294.8

	As of and for the period ended June 30, 2009
			Second quarter			First six months
	Exposure / notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Credit risk exposures:
Bonds:
U.S., Canadian and other government	1,914.0	1,914.0	—	—	—	—	—	—
Canadian provincials	1,211.0	1,211.0	—	—	—	—	—	—
U.S. states and municipalities	4,358.7	4,358.7	(8.9)	52.3	43.4	33.1	216.0	249.1
Corporate and other and mortgage backed securities-residential	2,737.5	2,737.5	159.2	211.7	370.9	204.3	147.8	352.1
Derivatives and other invested assets:
Receivable from counterparties to derivatives	326.2	326.2	—	0.5	0.5	—	1.2	1.2
Accounts receivable and other	1,983.5	1,983.5	—	(2.4)	(2.4)	—	(2.4)	(2.4)
Recoverable from reinsurers	4,146.8	4,146.8	—	0.2	0.2	—	(2.6)	(2.6)
Cash and short term investments	3,626.7	3,626.7	—	—	—	—	—	—
	20,304.4	20,304.4	150.3	262.3	412.6	237.4	360.0	597.4
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(5,812.4)	158.4	—	(82.0)	(82.0)	—	(25.6)	(25.6)
Net exposure and financial effects	14,492.0		150.3	180.3	330.6	237.4	334.4	571.8

The consolidated investment portfolio included $5.9 billion ($5.5 billion at December 31, 2009) in U.S. state, municipal and other tax-exempt bonds, almost all of which were purchased during 2008. Of the $5.8 billion ($5.4 billion at December 31, 2009) held in the subsidiary investment portfolios at June 30, 2010, approximately $3.7 billion ($3.5 billion at December 31, 2009) were fully insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

In the normal course of effecting its economic hedging strategy with respect to credit risk, the company expects that there may be periods where the notional amount of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices.

Market Risk

Market risk is the potential for a negative impact on the consolidated balance sheet and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market-related variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk.

As at June 30, 2010, the company had aggregate equity and equity-related holdings of $5,627.8 (common stock of $3,936.7, investments, at equity of $699.0 plus equity-related derivatives of $992.1) compared to aggregate equity and equity-related holdings at December 31, 2009 of $6,156.5 (common stocks of $5,088.9, investments, at equity of $646.2 plus equity-related derivatives of $421.4). As at June 30, 2010, the company had holdings of bonds exposed to credit risk (primarily bonds included in Corporate and other and U.S. states and municipalities) with fair value of $8,748.8 compared to $8,468.8 at December 31, 2009. As a result of the significant increases in the company’s fixed income holdings, the company’s exposure to interest rate risk at June 30, 2010 had increased compared to December 31, 2009. In addition, the company continues to have significant exposure to its equity and equity-related holdings. The company believes that its current financial risk management framework is able to manage these risk exposures.

During the second quarter of 2010 as a result of volatility in the equity markets and international credit concerns, the company determined to increase the level of protection of its equity and equity-related holdings against a potential decline in equity markets by way of additional short positions effected through equity index total return swaps. Accordingly, the company added short positions in the Russell 2000 index ($3.3 billion notional amount at an average Russell 2000 index value of 646.5) to its short positions in the S&P 500 index ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) entered into during the third quarter of 2009. At June 30, 2010, equity hedges represented approximately 92.5% of the company’s equity and equity-related holdings.

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the three months and six months ended June 30, 2010 and 2009:

	As of and for the period ended June 30, 2010
			Second quarter			First six months
	Exposure / notional value	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Equity exposures:
Common stocks	3,936.7	3,936.7	(550.9)	48.4	(502.5)	(326.8)	271.8	(55.0)
Investments, at equity	699.0	544.7	(2.0)	13.4	11.4	3.5	22.5	26.0
Derivatives and other invested assets:
Equity total return swaps – long positions	803.6	(68.1)	–	(146.3)	(146.3)	–	(96.8)	(96.8)
Equity call options	40.0	44.9	–	(3.6)	(3.6)	–	8.2	8.2
Equity warrants	148.5	107.3	–	(28.8)	(28.8)	–	25.6	25.6
Total equity and equity related holdings	5,627.8	4,565.5	(552.9)	(116.9)	(669.8)	(323.3)	231.3	(92.0)
Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(253.9)	24.9	–	31.4	31.4	–	6.4	6.4
Equity index total return swaps – short positions	(4,952.9)	322.3	–	442.3	442.3	–	361.5	361.5
	(5,206.8)	347.2	–	473.7	473.7	–	367.9	367.9
Net exposure and financial effects	421.0		(552.9)	356.8	(196.1)	(323.3)	599.2	275.9

	As of and for the period ended June 30, 2009
			Second quarter			First six months
	Exposure / notional value	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Equity exposures:
Common stocks	4,797.3	4,797.3	1,022.6	(52.1)	970.5	601.2	(296.6)	304.6
Investments, at equity	737.5	397.4	—	5.0	5.0	—	3.9	3.9
Derivatives and other invested assets:
Equity total return swaps – long positions	274.9	20.8	—	30.5	30.5	—	(38.7)	(38.7)
Equity call options	26.2	6.9	—	0.2	0.2	—	0.2	0.2
Equity warrants	75.3	126.6	—	105.3	105.3	—	115.5	115.5
Total equity and equity related holdings	5,911.2	5,349.0	1,022.6	88.9	1,111.5	601.2	(215.7)	385.5
Hedging instruments:
Derivatives and other invested assets:
S&P 500 index call options	—	—	—	—	—	—	2.6	2.6
Equity total return swaps – short positions	(80.8)	(12.1)	—	6.3	6.3	—	6.3	6.3
	(80.8)	(12.1)	—	6.3	6.3	—	8.9	8.9
Net exposure and financial effects	5,830.4		1,022.6	95.2	1,117.8	601.2	(206.8)	394.4
In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods where the notional amount of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company’s equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, generally decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining average life of 9.7 years (10.0 years at December 31, 2009), a notional amount of $23,029.8 and fair value of $236.2 at June 30, 2010. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The initial premium paid for each contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of the contracts are recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During the second quarter of 2010, the company purchased $10,256.6 (2009 – nil) notional amount of CPI-linked derivative contracts at a cost of $90.1 (2009 – nil) and recorded net mark-to-market gains of $69.9 (2009 – nil) in respect of positions remaining open at quarter end. During the first six months of 2010, the company purchased $21,539.1 (2009 – nil) notional amount of CPI-linked derivative contracts at a cost of $173.7 (2009 – nil) and recorded net mark-to-market gains of $58.8 (2009 – nil) in respect of positions remaining open at the end of the period.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which will exist many years into the future, it is not possible to estimate the reasonably likely future impact of this aspect of the company’s risk management.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or an other asset will fluctuate because of changes in exchange rates and could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its net investment in subsidiaries that have a functional currency other than the U.S. dollar. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at June 30, 2010 compared to December 31, 2009.

In June 2010, the company designated the carrying value of Cdn$275.0 principal amount of its Canadian dollar denominated senior notes due June 22, 2020 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. In August 2009, the company designated the carrying value of Cdn$400.0 principal amount of its Canadian dollar denominated senior notes due August 19, 2019 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. In the second quarter and first six months of 2010, the company recognized $28.6 (2009 – nil) and $15.9 (2009 – nil) respectively of foreign currency movement on the senior notes in the change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

The following table presents the pre-tax foreign exchange effect on certain line items in the company’s consolidated financial statements for the three and six months ended June 30, 2010 and 2009:

	Second quarter		First six months
	2010	2009	2010	2009
Net gains (losses) on investments Underwriting activities	19.8	66.2	12.7	60.5
Investing activities	(137.5)	(38.9)	(167.7)	(58.0)
Foreign currency gains (losses) included in pre-tax net earnings	(117.7)	27.3	(155.0)	2.5
Other comprehensive income – investing activities foreign currency gains (losses)	98.9	(35.6)	104.6	(30.6)
	(18.8)	(8.3)	(50.4)	(28.1)

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments.

Refer to the first paragraph of the Financial Condition section immediately preceding this Financial Risk Management section for a description of the significant cash movements at the Fairfax holding company level during the first six months of 2010, including the payment of $1.3 billion to complete the company’s acquisition of Zenith National. Subsequent to the completion of the Zenith National acquisition, the company believes that it continues to have adequate liquidity at the holding company level to satisfy its known obligations for the foreseeable future (that liquidity was augmented by $233.8 (Cdn$242.2) of net proceeds from the issue of preferred shares subsequent to the end of the second quarter), and the company’s operating companies continue to maintain capital above minimum regulatory levels, in excess of levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels.

For the maturity profile of the company’s material contractual obligations (including financial liabilities and credit and liquidity commitments) as at June 30, 2010, refer to the Contractual Obligations section that follows in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	June 30, 2010		December31, 2009
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,379.8		1,242.7
Holding company debt	1,452.1		1,236.9
Subsidiary debt	931.6		903.4
Other long term obligations – holding company	170.6		173.5
Total debt	2,554.3		2,313.8
Net debt	1,174.5		1,071.1
Common shareholders’ equity	7,863.4		7,391.8
Preferred stock	410.3		227.2
Non-controlling interests	112.0		117.6
Total equity	8,385.7		7,736.6
Net debt/total equity	14.0%		13.8%
Net debt/net total capital(1)	12.3%		12.2%
Total debt/total capital(2)	23.3%		23.0%
Interest coverage(3)	10.0	x	8.2	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.
(2)	Total capital is calculated by the company as the sum of total equity and total debt.
(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Holding company debt (including other long term obligations) at June 30, 2010 increased by $212.3 to $1,622.7 from $1,410.4 at December 31, 2009, primarily reflecting the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1 partially offset by the foreign currency translation effect during the first six months of 2010 of the depreciation of the Canadian dollar relative to the U.S. dollar and the elimination on consolidation of Zenith National’s holdings of debt securities issued by Fairfax as described in note 6.

Subsidiary debt at June 30, 2010 increased by $28.2 to $931.6 from $903.4 at December 31, 2009, primarily reflecting the consolidation of Zenith National’s redeemable securities pursuant to the acquisition transaction described in note 5, partially offset by the elimination on consolidation of Zenith National’s holdings of debt securities issued by OdysseyRe as described in note 6.

At June 30, 2010 the company’s consolidated net debt/net total capital ratio increased to 12.3% from 12.2% at December 31, 2009. The change primarily reflected the increase in holding company cash, short term investments and marketable securities (discussed in Financial Condition), increased common shareholders’ equity (resulting from significant increases in retained earnings partially offset by decreases in accumulated other comprehensive income), the first quarter issuance of $199.8 of subordinate voting shares, and the increase in preferred stock as a result of the first quarter issuance of Series E preferred shares partially offset by the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 for net proceeds of $267.1. The consolidated total debt/total capital ratio increased to 23.3% at June 30, 2010 from 23.0% at December 31, 2009. The increase related primarily to the effects of the above-mentioned increases in total debt partially offset by increases in total equity.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s known obligations in 2010. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries. During the first six months of 2010, the company received net proceeds of $183.1 (Cdn$195.3 on February 1, 2010) from the issuance of Series E preferred shares, net proceeds of $199.8 (on February 26, 2010) from the issuance of subordinate voting shares, net proceeds of $267.1 (on June 22, 2010) from the issuance of Cdn$275.0 par value of 7.25% unsecured notes due 2020 and the receipt of $739.6 of dividends from its insurance and reinsurance subsidiaries. On July 28, 2010, the company received $233.8 (Cdn$242.2) of net proceeds on the issuance of Series G preferred shares. The holding company’s known significant obligations for the remainder of 2010 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and approximately $17.5 of purchase consideration payable.

Primarily as a result of the company’s first quarter issuance of subordinate voting shares (net proceeds $199.8) and Series E preferred shares (net proceeds $183.1), net earnings attributable to shareholders of Fairfax of $614.6 and the effect of decreased accumulated other comprehensive income (a decrease of $125.7 in the first six months of 2010, primarily reflecting a net decrease in unrealized gains on available for sale securities partially offset by a net increase in net unrealized foreign currency translation gains), partially offset by the company’s dividend payments ($211.5) on its common shares and preferred shares in the first six months of 2010, shareholders’ equity at June 30, 2010 increased by $654.7 to $8,273.7 from $7,619.0 at December 31, 2009. Common shareholders’ equity at June 30, 2010 was $7,863.4 or $382.70 per basic share (excluding the unrecorded $154.3 excess of fair value over the carrying value of investments carried at equity) compared to $369.80 per basic share (excluding the unrecorded $170.8 excess of fair value over the carrying value of investments carried at equity) at the end of 2009, representing an increase per basic share in the first six months of 2010 of 3.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 6.1% adjusted to include that dividend). During the first six months of 2010, the number of basic shares increased primarily as a result of the company’s February 26, 2010 issuance of 563,381 subordinate voting shares at $355.00 per share, partially offset by the repurchase of 7,900 subordinate voting shares. At June 30, 2010 there were 20,546,935 common shares effectively outstanding.

Contractual Obligations

Details of the company’s material contractual obligations (including financial liabilities and credit and liquidity commitments) which give rise to commitments of future payments affecting the company’s short term and long term liquidity and capital resource needs are provided on page 165 of the company’s 2009 Annual Report. The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at June 30, 2010.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Gross claims liability	3,734.7	4,396.5	2,485.7	5,253.9	15,870.8
Long term debt obligations – principal	1.2	157.5	343.9	1,931.0	2,433.6
Long term debt obligations – interest	175.3	338.3	301.0	725.8	1,540.4
Operating leases – obligations	60.5	73.4	42.0	78.5	254.4
Other long term liabilities – principal	6.4	9.8	9.9	144.5	170.6
Other long term liabilities – interest	14.7	27.9	26.3	37.6	106.5
	3,992.8	5,003.4	3,208.8	8,171.3	20,376.3

International Financial Reporting Standards (“IFRS”)

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. The company will report its financial results for the year ending December 31, 2011 and its quarterly unaudited interim financial results commencing with the quarter ending March 31, 2011 in accordance with IFRS. The company will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010. With the adoption of IFRS, the company will no longer provide a reconciliation of its financial results to US GAAP.

In 2008 the company established a steering committee, a project team and working groups with appropriate IFRS training and expertise to manage the adoption and implementation of IFRS. The project team developed a conversion plan (described below) and provides regular updates to management, the Steering Committee and the Audit Committee on the execution of this plan, including activities completed in the quarter, activities planned for the following quarter and progress towards key goals. Education sessions have been, and continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has completed the first two phases and continues its work on the Execution phase, which is nearing completion. In working through the Detailed Planning phase, the company reviewed current requirements under IFRS, identified a number of potential measurement differences between IFRS and Canadian GAAP, and considered accounting policy choices along with available first-time adopter implementation exemptions. Management has made and continues to make presentations to the company’s Audit Committee identifying the IFRSs (both current and expected) that it believes will have the most significant impact on the company’s consolidated financial statements. These presentations include an overview of these various IFRSs, ongoing changes to IFRSs, alternative accounting policies available under IFRS, optional exemptions for the application of the standards available to first-time adopters and the identification of the operating groups expected to be impacted most significantly by the adoption of IFRS.

With a project of this scale and significance to the company’s financial reporting, it is critical that the company continue to carefully assess the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls, including information technology and disclosure controls. A significant amount of effort to adopt and comply with IFRS is required.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures that need to be addressed. Throughout the project the company is monitoring discussion papers, exposure drafts and standards released by the IASB and the International Financial Reporting Interpretations Committee. The company assesses the impact of the proposed standards on its financial statements and disclosure as additional information becomes available.

On initial transition to IFRS, the company expects to apply certain of the optional exemptions available under IFRS 1 – First-time Adoption of International Financial Reporting Standards. At this time the company intends to: recognize all unamortized actuarial gains and losses of its defined benefit pension plans directly in opening retained earnings rather than continuing to amortize them through net earnings as allowed under Canadian GAAP; apply IFRS prospectively for business combinations and compound financial instruments from the date of transition to IFRS; and recognize all cumulative foreign exchange gains and losses recorded in accumulated other comprehensive income (loss) in opening retained earnings except for those related to subsidiary companies already reporting under IFRS.

Management’s assessment to date has identified the following areas expected to be most affected by the transition to IFRS based on IFRSs currently in force: the measurement of financial assets, insurance contracts, employee benefits, and income taxes. With the exception of these items, and those discussed below, the company does not expect its IFRS accounting policies subsequent to the date of transition to differ significantly from those currently applied under Canadian GAAP. The 2010 comparative IFRS financial statements will use the same estimates in their preparation as those used in the 2010 Canadian GAAP financial statements.

Many IFRSs are currently undergoing modification or are yet to be issued for the first time. For example, in response to financial reporting issues emerging from the global financial crisis, the IASB is revising or replacing existing IFRS standards that address many of these areas. The IASB is replacing its existing financial instruments standard, IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”), in several phases. The first phase was completed in November 2009 with the publication of IFRS 9 – Financial Instruments (“IFRS 9”), which addresses the classification and measurement of financial assets, including investment securities. The new accounting model eliminates the available for sale and held to maturity categories, and the need to bifurcate embedded derivatives: it measures hybrid contracts as a whole at fair value through profit and loss (“FVTPL”). Equity instruments are measured at FVTPL by default. An option is available to measure equities that are not held for trading at fair value through other comprehensive income (“FVTOCI”) without recycling of gains and losses to the income statement. Dividend income on equity instruments measured at FVTOCI would be recognized in the income statement. Fixed income investments are measured at amortized cost if both of the following criteria are met: 1) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. While this new standard is not mandatory until January 1, 2013, the company is planning to early adopt the first phase of IFRS 9 as currently written for the classification and measurement of its financial assets on transition to IFRS in an attempt to simplify its accounting for financial instruments and to streamline its conversion process. On adoption as such, the company’s investment portfolio will primarily be measured at FVTPL with no significant impact on shareholders’ equity.

As part of the first phase of the IASB’s financial instruments revision, the IASB recently concluded that the accounting model for financial liabilities under IAS 39 would remain unchanged, with two measurement categories: FVTPL and amortized cost. Financial liabilities held for trading would continue to be measured at FVTPL, and all other financial liabilities would be measured at amortized cost unless the fair value option is applied using existing criteria in IAS 39. An Exposure Draft – Fair Value Option for Financial Liabilities was published on May 11, 2010 proposing that changes in own credit risk for financial liabilities designated at FVTPL using the fair value option be recorded in other comprehensive income. This would be accomplished by first recording the full change in the fair value of the financial liability in the income statement, and then reflecting an offset to other comprehensive income for the portion of the change attributable to changes in own credit risk. The final standard is expected to be issued in the fourth quarter of 2010 with mandatory adoption no earlier than January 1, 2013. The final standard, along with the relevant parts of IAS 39 that pertain to financial liabilities, will be incorporated into IFRS 9. The company currently records its financial liabilities under Canadian GAAP at amortized cost and intends to continue doing so under IFRS. This exposure draft as currently drafted, is not expected to have any significant impact on its adoption via its incorporation into IFRS 9.

The second phase of the IASB’s financial instruments revision will amend the recognition and measurement requirements for impairment of financial instruments recorded at amortized cost. The IASB issued an Exposure Draft – Financial Instruments: Amortized Cost and Impairment on November 5, 2009. If this standard is finalized as currently drafted, only financial assets measured at amortized cost would be tested for impairment, using an expected credit loss model. Currently, an incurred credit loss model is applied to determine impairment. The final standard is expected to be issued in the fourth quarter of 2010 with mandatory adoption no earlier than January 1, 2013. With the company’s intended adoption of FVTPL under IFRS 9, no impact is expected on the shareholders’ equity of the company.

The third phase of the IASB’s financial instruments revision will address hedge accounting. The IASB is scheduled to issue an exposure draft on this topic in the third quarter of 2010, with the final standard expected to be issued in late 2010 or early 2011.

Another area where the company anticipates that the adoption of IFRS will have a significant impact is accounting for insurance contracts. The company is limited in its ability to estimate the impact that this standard will have on its financial reporting, and potentially, its business activities, until a conclusion on the measurement model used for insurance contracts is reached by the IASB. The much delayed Exposure Draft – IFRS 4 – Insurance Contracts Phase II is now expected to be issued in the third quarter of 2010 and the final standard is expected to be issued in 2011. The effective date of the new standard remains to be determined, but early adoption is unlikely to be permitted.

The IASB (along with the Financial Accounting Standards Board (“FASB”) in the U.S.) is also developing a new accounting standard for employee benefits with the intent of improving accounting for defined benefit pension costs and obligations. The current IFRS is similar to both Canadian and US GAAP and allows, as an accounting policy choice for defined benefit pension plans, the deferral and amortization of certain actuarial gains and losses to future accounting periods when determining pension expense (the “corridor method”). The current IFRS also permits actuarial gains and losses to be recognized immediately in net income or other comprehensive income. On April 29, 2010, the IASB issued an Exposure Draft – Defined Benefit Plans: Proposed amendments to IAS 19. The exposure draft eliminates the corridor method and requires that actuarial gains and losses be immediately recognized in other comprehensive income without recycling to net income. The final standard is expected to be issued in the first quarter of 2011, with mandatory adoption no earlier than January 1, 2013. In keeping with the company’s objective to streamline its conversion process, and as permitted under existing IFRS, the company will immediately recognize all actuarial gains and losses arising subsequent to its transition to IFRS in other comprehensive income, consistent with the requirements of the exposure draft.

The company is well advanced in the preparation of its transition balance sheet and is currently working through the audit process with the company’s external auditors. The company continues to monitor the impact of IFRS on its business activities and based on current IFRSs, does not expect any significant impact on shareholders’ equity on its transition to IFRS.

The company has evaluated its financial information systems and processes and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. Based on IFRSs currently in force, management is confident that the company’s internal controls over financial reporting, disclosure controls and procedures, and underlying financial information systems and processes are appropriately designed and properly functioning for an IFRS reporting environment. It is conceivable that new requirements may arise that could necessitate significant revision to the company’s internal controls over financial reporting, disclosure controls and procedures, and financial information systems and processes as a result of the recently proposed changes for the determination of impairment of financial assets carried at amortized cost and the yet to be defined requirements expected in Exposure Draft – IFRS 4 – Insurance Contracts Phase II. Management continues to concurrently monitor changes to IFRS and the ability of the company’s controls, systems and processes to meet these potential requirements.

The company continues through the Execution phase of its conversion plan, building on the detailed analysis and evaluation of the financial information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. The company is currently completing its pro-forma IFRS financial statement formats and notes. Preparation of preliminary quarterly financial information for 2010 on an IFRS basis has commenced and will continue to be prepared throughout 2010 after each Canadian GAAP reporting period. At this time the company’s auditors continue their review of the company’s analysis and documentation of identified measurement differences between Canadian GAAP and IFRS, and have also commenced reviewing the company’s preliminary adjustments for the opening balance sheet. Management believes that the company continues to track well with its IFRS conversion plan as approved by the Audit Committee.

Lawsuits Seeking Class Action Status

For a full description of this matter, including the motion to avoid the March 2010 judgment granting the defendants’ motions to dismiss and the purported appeal of the March 2010 judgment, please see section (a) of “Lawsuits” in note 9 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	June 30, 2010	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008
Revenue	1,811.7	1,804.4	1,407.3	2,213.4	1,735.5	1,279.4	2,048.7	2,162.9
Net earnings (loss)	324.5	290.2	83.2	625.6	321.5	(39.6)	361.7	536.8
Net earnings (loss) attributable to shareholders of Fairfax	325.2	289.4	79.4	562.4	275.4	(60.4)	346.8	467.6
Net earnings (loss) per share	$15.55	$14.08	$1.66	$31.04	$15.65	$(3.55)	$19.73	$25.40
Net earnings (loss) per diluted share	$15.49	$14.02	$1.65	$30.88	$15.56	$(3.55)	$19.62	$25.27

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.